Exhibit 99.2

Execution Version

AGREEMENT AND PLAN OF MERGER

among

AIRMEDIA HOLDINGS LTD.,

AIRMEDIA MERGER COMPANY LIMITED

and

AIRMEDIA GROUP INC.

Dated September 29, 2015

ii

iii

AGREEMENT AND PLAN OF MERGER, dated September 29, 2015 (this “Agreement”), among AirMedia Holdings Ltd., an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”), AirMedia Merger Company Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly owned subsidiary of Parent (“Merger Sub”), and AirMedia Group Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”).

WHEREAS, upon the terms and subject to the conditions of this Agreement and in accordance with the Cayman Islands Companies Law Cap. 22 (2013 Revision, as consolidated, revised and amended) (the “CICL”), Parent and the Company will enter into a business combination transaction pursuant to which Merger Sub will merge with and into the Company (the “Merger”), with the Company surviving the Merger and becoming a wholly owned subsidiary of Parent as a result of the Merger;

WHEREAS, the board of directors of the Company (the “Company Board”), acting upon the unanimous recommendation of the Special Committee of the Company Board (the “Special Committee”), has (i) determined that it is in the best interests of the Company and its shareholders (other than holders of the Excluded Shares), and declared it advisable, to enter into this Agreement and the Plan of Merger (as defined below), (ii) approved the execution, delivery and performance of this Agreement, the Plan of Merger and the consummation of the transactions contemplated hereby and thereby, including the Merger (collectively, the “Transactions”), and (iii) resolved to recommend the authorization and approval of this Agreement, the Plan of Merger and the Transactions by the shareholders of the Company at the Shareholders’ Meeting (as defined below);

WHEREAS, as an inducement to the Company’s willingness to enter into this Agreement, concurrently with the execution and delivery of this Agreement, each of Mr. Herman Guo, Wealthy Environment Limited, Ms. Dan Shao and Global Earning Pacific Limited (each a “Guarantor” and collectively, the “Guarantors”) has executed and delivered to the Company a limited guarantee, dated the date hereof, in favor of the Company pursuant to which such Guarantor is guaranteeing certain obligations of Parent and Merger Sub under this Agreement (each a “Limited Guarantee” and collectively, the “Limited Guarantees”);

WHEREAS, each of the boards of directors of Parent and Merger Sub has (i) approved the execution, delivery and performance by Parent and Merger Sub, respectively, of this Agreement, the Plan of Merger and the consummation of the Transactions, and (ii) declared it advisable for Parent and Merger Sub, respectively, to enter into this Agreement and the Plan of Merger, and the sole member of Merger Sub has authorized and approved the Plan of Merger by special resolution; and

WHEREAS, as an inducement to Parent’s and Merger Sub’s willingness to enter into this Agreement, concurrently with the execution and delivery of this Agreement, (a) each of the Rollover Shareholders has executed and delivered to Parent a rollover agreement (the “Rollover Agreement”), dated the date hereof, providing that, among other things and subject to the terms and conditions set forth therein, the Rollover Shareholders each agree to receive no consideration for the cancellation of certain Shares (as defined below) held by each of them as set forth therein, and will subscribe for or otherwise receive, or cause such Rollover Shareholder’s affiliates to subscribe for or otherwise receive, newly issued shares of Parent, at or immediately prior to the Effective Time, and (b) each of the Rollover Shareholders and certain other shareholders named therein have executed and delivered to Parent a voting agreement (the “Voting Agreement”), dated the date hereof, providing that, among other things and subject to the terms and conditions set forth therein, such shareholders will vote their respective Shares in favor of the authorization and approval of this Agreement, the Plan of Merger and the Transactions.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, Parent, Merger Sub and the Company hereby agree as follows:

ARTICLE I

THE MERGER

Section 1.01 The Merger.

Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the CICL, at the Effective Time, Merger Sub shall be merged with and into the Company. As a result of the Merger, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving company of the Merger (the “Surviving Company”) under the laws of the Cayman Islands as a wholly-owned subsidiary of Parent.

Section 1.02 Closing; Closing Date.

Unless otherwise mutually agreed in writing between the Company, Parent and Merger Sub, the closing for the Merger (the “Closing”) shall take place at 10:00 a.m. (Hong Kong time) at the offices of Skadden, Arps, Slate, Meagher & Flom LLP, 42/F Edinburgh Tower, The Landmark, 15 Queen’s Road Central, Hong Kong on the third Business Day following the day on which the last to be satisfied or, if permissible, waived of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, if applicable, waiver of those conditions) shall be satisfied or, if permissible, waived in accordance with this Agreement (such date when the Closing actually occurs being the “Closing Date”).

Section 1.03 Effective Time.

Subject to the provisions of this Agreement, as early as practical on the Closing Date, Merger Sub and the Company shall execute a plan of merger (the “Plan of Merger”) substantially in the form set out in Annex A and the parties shall file the Plan of Merger and other documents required under the CICL to effect the Merger with the Registrar of Companies of the Cayman Islands as provided by Section 233 of the CICL. The Merger shall become effective upon the date when the Plan of Merger is registered by the Registrar of Companies of the Cayman Islands, or as specified in the Plan of Merger in accordance with the CICL (the “Effective Time”).

Section 1.04 Effects of the Merger.

The Merger shall have the effect specified in the CICL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, the Surviving Company shall succeed to and assume all the rights, property of every description, including choses in action, and the business, undertaking, goodwill, benefits, immunities and privileges, mortgages, charges or security interests and all contracts, obligations, claims, debts and liabilities of the Company and Merger Sub in accordance with the CICL.

Section 1.05 Memorandum and Articles of Association of Surviving Company.

At the Effective Time, the memorandum and articles of association of Merger Sub, as in effect immediately prior to the Effective Time, shall be the memorandum and articles of association of the Surviving Company until thereafter amended as provided by law and such memorandum and articles of association; provided, however, that, at the Effective Time, Article I of the memorandum of association of the Surviving Company shall be amended to read as follows: “The name of the corporation is AirMedia Group Inc.,” and the articles of association of the Surviving Company shall be amended to refer to the name of the Surviving Company as “AirMedia Group Inc.”

Section 1.06 Directors and Officers.

The parties hereto shall take all actions necessary so that (a) the directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Company upon the Effective Time, and (b) the officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Company upon the Effective Time, in each case, except as otherwise determined by Parent prior to the Effective Time, and until their respective successors are duly elected or appointed and qualified or until the earlier of their death, resignation or removal in accordance with the memorandum and articles of association of the Surviving Company.

ARTICLE II

EFFECT ON ISSUED SECURITIES; EXCHANGE OF CERTIFICATES

Section 2.01 Effect of Merger on Issued Securities.

At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders of any securities of the Company:

(a) each ordinary share, par value US$0.001 per share, of the Company (a “Share” or, collectively, the “Shares”) issued and outstanding immediately prior to the Effective Time (other than the Excluded Shares, the Dissenting Shares and Shares represented by ADSs (as defined below)) shall be cancelled in consideration and exchange for the right to receive US$3.00 in cash per Share without interest (the “Per Share Merger Consideration”) payable in the manner provided in Section 2.04;

(b) each American Depositary Share, representing two (2) Shares (an “ADS” or collectively, the “ADSs”), issued and outstanding immediately prior to the Effective Time (other than ADSs representing the Excluded Shares) shall be cancelled in consideration for the right to receive US$6.00 in cash per ADS without interest (the “Per ADS Merger Consideration”), pursuant to the terms and conditions set forth in this Agreement and the Deposit Agreement, and in the event of any conflict between this Agreement and the Deposit Agreement, this Agreement shall prevail;

(c) all of the Shares, including Shares represented by ADSs (other than the Excluded Shares and the Dissenting Shares), shall cease to exist and shall thereafter represent only the right to receive the Per Share Merger Consideration or Per ADS Merger Consideration without interest, and the register of members of the Company shall be amended accordingly;

(d) each of the Excluded Shares and ADSs representing such Excluded Shares issued and outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of the holder thereof, cease to be outstanding, shall be cancelled and shall cease to exist without payment of any consideration or distribution therefor;

(e) each of the Dissenting Shares issued and outstanding immediately prior to the Effective Time shall be cancelled and cease to exist in accordance with Section 2.03;

(f) each ordinary share, par value US$1.00 each, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and non-assessable ordinary share, par value US$1.00 each, of the Surviving Company. Such ordinary shares shall constitute the only issued and outstanding share capital of the Surviving Company; and

(g) the Surviving Company shall amend its register of members to reflect the transactions set forth in this Section 2.01.

Section 2.02 Share Incentive Plans and Outstanding Company Share Awards.

(a) At the Effective Time, the Company shall (i) terminate each of the Company’s Share Incentive Plans, and any relevant award agreements applicable to the Share Incentive Plans, and (ii) cancel each Company Share Award that is outstanding and unexercised, whether or not vested or exercisable.

(b) Each former holder of a Company Share Award, whether vested or unvested, that is cancelled at the Effective Time shall, in exchange thereof, be paid by the Surviving Company or one of its Subsidiaries, as soon as practicable after the Effective Time (without interest), a cash amount equal to the product of (i) the excess, if any, of the Per Share Merger Consideration over the Exercise Price of such Company Share Award and (ii) the number of Shares underlying such Company Share Award; provided that if the Exercise Price of any such Company Share Award is equal to or greater than the Per Share Merger Consideration, such Company Share Award shall be cancelled without any payment therefor.

(c) At or prior to the Effective Time, the Company, the Company Board or the compensation committee of the Company Board, as applicable, shall pass any resolutions that are reasonably necessary to effectuate the provisions of this Section 2.02. Promptly following the date hereof, the Company shall deliver written notice to each holder of Company Share Awards informing such holder of the effect of the Merger on their Company Share Awards.

Section 2.03 Dissenting Shares.

(a) Notwithstanding any provision of this Agreement to the contrary and to the extent available under the CICL, Shares that are issued and outstanding immediately prior to the Effective Time and that are held by shareholders who shall have validly exercised and not effectively withdrawn or lost their rights to dissent from the Merger (the “Dissenter Right”) in accordance with Section 238 of the CICL (collectively, the “Dissenting Shares”; holders of Dissenting Shares being referred to as “Dissenting Shareholders”) shall at the Effective Time be cancelled and cease to exist, and the Dissenting Shareholders shall not be entitled to receive the Per Share Merger Consideration and shall instead be entitled to receive only the payment of the fair value of such Dissenting Shares held by them determined in accordance with the provisions of Section 238 of the CICL, except that all Shares held by Dissenting Shareholders who shall have withdrawn or lost their Dissenter Rights in respect of such Shares under Section 238 of the CICL shall thereupon (i) not be deemed to be Dissenting Shares and (ii) be and be deemed to have been cancelled and cease to exist as of the Effective Time, and converted into, and to have become exchanged for the right of the holder thereof to receive the Per Share Merger Consideration, without any interest thereon, in the manner provided in Section 2.04.

(b) The Company shall give Parent (i) prompt notice of any notices of objection or notice of dissent to the Merger or demands for appraisal under Section 238 of the CICL received by the Company, attempted withdrawals of such objections, dissents or demands, and any other instruments served pursuant to the CICL and received by the Company relating to its shareholders’ Dissenter Rights and (ii) the opportunity to direct all negotiations and proceedings with respect to demands for appraisal under the CICL. The Company shall not, except with the prior written consent of Parent, make any payment with respect to any exercise of Dissenter Rights or any demands for appraisal or offer to settle any such Dissenter Rights or demands or approve any withdrawal of any such Dissenter Rights or demands.

(c) In the event that any written notices of dissents or objection to the Merger are served by any shareholders of the Company pursuant to section 238(2) of the CICL, the Company shall serve written notice of the authorization of the Merger on such shareholders pursuant to section 238(4) of the CICL within two (2) days of the approval and authorization of the Merger by shareholders of the Company at the Shareholders’ Meeting (as defined below).

Section 2.04 Exchange of Share Certificates, etc.

(a) Paying Agent. Prior to the Effective Time, Parent shall appoint a paying agent that is reasonably satisfactory to the Company (such consent not to be unreasonably withheld, conditioned or delayed) to act as paying agent (the “Paying Agent”) for all payments required to be made pursuant to Sections 2.01(a), 2.01(b) and 2.02 (collectively, the “Merger Consideration”) and, in connection therewith, shall enter into an agreement with the Paying Agent in a form reasonably acceptable to the Company. At or prior to the Effective Time, Parent shall deposit, or cause to be deposited, with the Paying Agent, for the benefit of the holders of Shares, ADSs and Company Share Awards (other than Excluded Shares), cash in an amount sufficient to pay the Merger Consideration (such cash being hereinafter referred to as the “Exchange Fund”).

(b) Exchange Procedures. As promptly as practicable after the Effective Time, the Surviving Company shall cause the Paying Agent to mail (or in the case of the Depositary, deliver) or otherwise disseminate to each Person who was, at the Effective Time, a registered holder of Shares entitled to receive the Per Share Merger Consideration pursuant to Section 2.01(a): (i) a letter of transmittal (which shall be in customary form for a company incorporated in the Cayman Islands reasonably acceptable to Parent and the Company, and shall specify the manner in which the delivery of the Exchange Fund to registered holders of Shares (other than the Excluded Shares and the Dissenting Shares) shall be effected and contain such other provisions as Parent and the Company may mutually agree); and (ii) instructions for use in effecting the surrender of any issued share certificates representing Shares (the “Share Certificates”) (or affidavits and indemnities of loss in lieu of the Share Certificates as provided in Section 2.04(c)) or non-certificated Shares represented by book entry (“Uncertificated Shares”) and/or such other documents as may be required in exchange for the Per Share Merger Consideration. Upon surrender of, if applicable, a Share Certificate (or affidavit and indemnity of loss in lieu of the Share Certificate as provided in Section 2.04(c)) or Uncertificated Shares and/or such other documents as may be required pursuant to such instructions to the Paying Agent in accordance with the terms of such letter of transmittal, duly executed in accordance with the instructions thereto, each registered holder of Shares represented by such Share Certificate (or affidavit and indemnity of loss in lieu of such Share Certificate as provided in Section 2.04(c)) and each registered holder of Uncertificated Shares shall be entitled to receive in exchange therefor a check, in the amount equal to (x) the number of Shares represented by such Share Certificate (or affidavit and indemnity of loss in lieu of such Share Certificate as provided in Section 2.04(c)) or the number of Uncertificated Shares multiplied by (y) the Per Share Merger Consideration, and the Share Certificate so surrendered shall forthwith be marked as cancelled. Prior to the Effective Time, Parent and the Company shall establish procedures with the Paying Agent and the Depositary to ensure that (A) the Paying Agent will transmit to the Depositary as promptly as reasonably practicable following the Effective Time an amount in cash in immediately available funds equal to the product of (x) the number of ADSs issued and outstanding immediately prior to the Effective Time (other than ADSs representing the Excluded Shares) multiplied by (y) the Per ADS Merger Consideration, and (B) the Depositary will distribute the Per ADS Merger Consideration to holders of ADSs with respect to each ADS held by them (other than ADSs representing the Excluded Shares) upon surrender by them of each ADS. The Surviving Company will pay any applicable fees, charges and expenses of the Depositary and government charges (other than withholding taxes, if any) due to or incurred by the Depositary in connection with distribution of the Per ADS Merger Consideration to holders of ADSs for each ADS (other than the ADS cancellation fee, which shall be payable in accordance with the Deposit Agreement). No interest shall be paid or will accrue on any amount payable in respect of the Shares or ADSs pursuant to the provisions of this Article II. In the event of a transfer of ownership of Shares that is not registered in the register of members of the Company, the Per Share Merger Consideration in respect of each such Share may be paid to such transferee upon delivery of evidence to the satisfaction of Parent (or any agent designated by Parent) of such transferee’s entitlement to the relevant Share and evidence that any applicable share transfer taxes have been paid or are not applicable.

(c) Lost Certificates. If any Share Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Share Certificate to be lost, stolen or destroyed and, if required by the Surviving Company or the Paying Agent, the posting by such Person of a bond, in such reasonable amount as the Surviving Company or the Paying Agent may direct, as indemnity against any claim that may be made against it with respect to such Share Certificate, the Paying Agent will pay in respect of the Shares represented by such lost, stolen or destroyed Share Certificate an amount equal to the Per Share Merger Consideration multiplied by the number of Shares represented by such Share Certificate to which the holder thereof is entitled pursuant to Section 2.01(a).

(d) Untraceable Shareholders. Remittances for the Per Share Merger Consideration or the Per ADS Merger Consideration, as the case may be, shall not be sent to holders of Shares or ADSs who are untraceable unless and until, except as provided below, they notify the Paying Agent or the Depositary, as applicable, of their current contact details prior to the Effective Time. A holder of Shares or ADSs will be deemed to be untraceable if (i) such Person has no registered address in the register of members (or branch register) maintained by the Company or the Depositary, as applicable, or (ii) on the last two consecutive occasions on which a dividend has been paid by the Company a check payable to such Person either (x) has been sent to such Person and has been returned undelivered or has not been cashed, or (y) has not been sent to such Person because on an earlier occasion a check for a dividend so payable has been returned undelivered, and in any such case no valid claim in respect thereof has been communicated in writing to the Company or the Depositary, as applicable, or (iii) notice of the shareholders’ meeting convened to vote on the Merger (the “Shareholders’ Meeting”) has been sent to such Person and has been returned undelivered. Dissenting Shareholders and holders of Shares or ADSs who are untraceable who subsequently wish to receive any monies otherwise payable in respect of the Merger within applicable time limits or limitation periods will be advised to contact the Surviving Company.

(e) Adjustments to Merger Consideration. The Per Share Merger Consideration and the Per ADS Merger Consideration shall be adjusted to reflect appropriately the effect of any share split, reverse share split, share dividend (including any dividend or distribution of securities convertible into Shares), extraordinary cash dividends, reorganization, recapitalization, reclassification, combination, exchange of shares, change or readjustment in the ratio of Shares represented by each ADS or other like change with respect to Shares occurring, or with a record date, on or after the date hereof and prior to the Effective Time.

(f) Investment of Exchange Fund. The Exchange Fund, pending its disbursement to the holders of Shares and ADSs, shall be invested by the Paying Agent as directed by Parent or, after the Effective Time, the Surviving Company in (i) short-term direct obligations of the United States of America, (ii) short-term obligations for which the full faith and credit of the United States of America is pledged to provide for the payment of principal and interest, (iii) short-term commercial paper rated the highest quality by either Moody’s Investors Service, Inc. or Standard and Poor’s Ratings Services, or (iv) certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding US$1 billion. Earnings from investments shall be the sole and exclusive property of the Surviving Company.

(g) Termination of Exchange Fund. Any portion of the Exchange Fund (including any income or proceeds thereof or of any investment thereof) that remains undistributed to the holders of Shares or ADSs for six (6) months after the Effective Time shall be delivered to the Surviving Company upon demand, and any holders of Shares (other than the Excluded Shares) and ADSs that were issued and outstanding immediately prior to the Effective Time who have not theretofore complied with this Article II shall thereafter look only to the Surviving Company for the cash to which they are entitled pursuant to Sections 2.01(a), 2.01(b) and 2.02. Any portion of the Exchange Fund remaining unclaimed by holders of Shares and ADSs as of a date which is immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Authority shall, to the extent permitted by applicable Law, become the property of the Surviving Company free and clear of any claims or interest of any Person previously entitled thereto.

(h) No Liability. None of the Paying Agent, the Rollover Shareholders, Parent, the Surviving Company or the Depositary shall be liable to any holder of Shares for any such Shares (including Shares represented by ADSs, dividends or distributions with respect thereto) or Company Share Awards, for any amount delivered to a public official pursuant to any abandoned property, escheat or similar Law.

(i) Withholding Rights. Each of Parent, the Surviving Company, Merger Sub, the Paying Agent and the Depositary (and any other Person that has a withholding obligation pursuant to this Agreement), without double counting, shall only be entitled to deduct and withhold from the Merger Consideration otherwise payable pursuant to this Agreement to any holder of Shares, ADSs or Company Share Awards such amounts as it is required to deduct and withhold with respect to the making of such payment under (i) any provision of U.S. federal, state or local tax laws that are either compensatory-related withholding with respect to holders of Company Share Awards on account of their Company Share Awards or U.S. federal backup withholding tax or any similar state or local withholding obligations to a payee that does not provide the required documentation with respect to its U.S. tax status or (ii) any PRC tax laws that is compensatory-related withholding with respect to holders of Company Share Awards on account of their Company Share Awards. In the event that Parent, the Surviving Company, Merger Sub, the Paying Agent, or the Depositary (or any other Person that has a withholding obligation pursuant to this Agreement) determines that any such permitted deduction or withholding is required to be made from any amounts payable pursuant to this Agreement, such Person shall promptly inform the Special Committee and the other parties hereto of such determination and provide them with a reasonably detailed explanation of such determination and the parties hereto shall consult with each other in good faith regarding such determination. To the extent that such permitted amounts are so withheld by Parent, the Surviving Company, Merger Sub, the Paying Agent or the Depositary (or such other Person), as the case may be, and paid over to the appropriate Governmental Entity, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Shares, ADSs or Company Share Awards in respect of which such deduction and withholding was made by Parent, the Surviving Company, Merger Sub, the Paying Agent or the Depositary (or such other Person), as the case may be.

Section 2.05 No Transfers. From and after the Effective Time, (a) no transfers of Shares shall be effected in the register of members of the Company, and (b) the holders of Shares (including Shares represented by ADSs) issued and outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares, except as otherwise provided in this Agreement or by Law. On or after the Effective Time, any Share Certificates presented to the Paying Agent, Parent or Surviving Company for transfer or any other reason shall be canceled (except for the Excluded Shares and the Dissenting Shares) in exchange for the right to receive the cash consideration to which the holders thereof are entitled pursuant to Section 2.01(a).

Section 2.06 Termination of Deposit Agreement. As soon as reasonably practicable after the Effective Time, the Surviving Company shall provide notice to JPMorgan Chase Bank, N.A. (the “Depositary”) to terminate the deposit agreement between the Company, the Depositary and all holders from time to time of American depositary receipts issued thereunder and as filed with the Securities and Exchange Commission (the “SEC”) on November 2, 2007 (the “Deposit Agreement”) in accordance with its terms.

Section 2.07 Agreement of Fair Value. Parent, Merger Sub and the Company respectively agree that the Per Share Merger Consideration represents the fair value of the Shares for the purposes of Section 238(8) of the CICL.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (a) as set forth in the Company Disclosure Schedule (it being understood that any information set forth in one section or subsection of the Company Disclosure Schedule shall be deemed to apply and qualify the section or subsection of this Agreement to which it corresponds in number and each other section or subsection to the extent it is reasonably apparent that such information is relevant to such other section or subsection), which disclosures shall be deemed to be disclosed to Parent and Merger Sub and to qualify the representations and warranties of the Company to Parent and Merger Sub only to the extent that it is reasonably apparent from a reading of such disclosures that such disclosures are relevant to a particular representation and warranty, or (b) as set forth in the Company SEC Reports (as defined below))(other than in any “risk factor” disclosure or any other forward-looking statements or other disclosures included in such Company SEC Reports to the extent that such statements or disclosures are generally cautionary, predicative or forward-looking in nature, in each case other than any specific factual information contained therein), the Company hereby represents and warrants to Parent and Merger Sub that:

Section 3.01 Organization and Qualification.

(a) Each of the Group Companies is duly organized, validly existing and, where such concept is recognized, in good standing under the laws of the jurisdiction of its organization and has the requisite corporate or similar power and authority and all necessary governmental approvals to own, lease, operate and use its properties and assets and to carry on its business as it is now being conducted except to the extent the failure of such Group Company to be so organized, existing or in good standing would not have a Material Adverse Effect. Each Group Company is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties and assets owned, leased, operated or used by it or the nature of its business makes such qualification or licensing necessary, except for such failures to be so qualified, licensed or in good standing that would not have a Material Adverse Effect.

(b) A true and complete list of all Subsidiaries of the Company as of the date hereof, together with the jurisdiction of organization of each such Subsidiary and the percentage of the outstanding issued share capital or registered capital, as the case may be, of each such Subsidiary owned by the Company as of the date hereof, is set forth in Section 3.01(b) of the Company Disclosure Schedule. Except for the Company and its Subsidiaries as disclosed in Section 3.01(b) of the Company Disclosure Schedule, as of the date hereof, (i) there are no other corporations, partnerships, joint ventures, associations, or entities that are material to the business of the Company and its Subsidiaries, taken as a whole, through which any Group Company conducts business and in which a Group Company owns, of record or beneficially, any direct or indirect equity or other interest or right (contingent or otherwise) to acquire the same, and (ii) no Group Company is a participant in (nor is any part of their businesses conducted through) any joint venture, partnership, or similar arrangement, that is material to the business of the Company and its Subsidiaries, taken as a whole.

Section 3.02 Memorandum and Articles of Association.

The memorandum and articles of association or equivalent organizational documents, each as amended as of the date hereof, of the Company and each of its Subsidiaries are in full force and effect. Neither the Company nor any of its Subsidiaries is in violation of any of the provisions of its memorandum and articles of association or equivalent organizational documents in any material respect.

Section 3.03 Capitalization.

(a) The authorized share capital of the Company is $1,000,000, divided into 900,000,000 Shares and 100,000,000 preferred shares of a par value of US$0.001 per share (collectively, the “Preferred Shares”). As of September 28, 2015, 12:00pm New York time, (i) 127,662,057 Shares are issued and outstanding, all of which have been duly authorized and are validly issued, fully paid and non-assessable, (ii) no Shares are held in the treasury of the Company, and (iii) no Preferred Shares are issued and outstanding. Except for this Agreement, the Company Share Awards, the Voting Agreement and the Rollover Agreement, there are no options, warrants, preemptive rights, conversion rights, redemption rights, share appreciation rights, repurchase rights or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued share capital of the Company or any of its Subsidiaries or obligating the Company or any of its Subsidiaries to issue or sell any shares or securities of, or other equity interests in the Company or any of its Subsidiaries. The Company does not have outstanding, as of the date hereof, any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the shareholders of the Company on any matter.

(b) Section 3.03(b) of the Company Disclosure Schedule sets forth the following information with respect to each Company Share Award outstanding as of September 28, 2015 12:00pm New York time: (i) the name of the Company Share Award recipient; (ii) the number of Shares subject to such Company Share Award; (iii) the exercise or purchase price of such Company Share Award, if applicable; (iv) the date on which such Company Share Award was granted; (v) the vesting schedule and other vesting conditions (if any) of such Company Share Award; and (vi) the date on which such Company Share Award expires.

(c) The Company has made available to Parent accurate and complete copies of (x) the Share Incentive Plans pursuant to which the Company has granted the Company Share Awards that are currently outstanding, and (y) a form of award agreement evidencing such Company Share Awards.

(d) There are no outstanding contractual obligations of any Group Company to repurchase, redeem or otherwise acquire any share capital or registered capital, as the case may be, of any Group Company or to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any of the Company’s Subsidiaries or any other Person other than in the ordinary course of business or pursuant to any share repurchase policy or plan existing on the date hereof.

(e) The outstanding share capital or registered capital, as the case may be, of each of the Company’s Subsidiaries is duly authorized, validly issued and non-assessable, and the portion of the outstanding share capital or registered capital, as the case may be, of each of the Company’s Subsidiaries is owned by the relevant Group Company free and clear of all Liens, other than Permitted Liens. Subject to limitations imposed by applicable Law and other than as restricted by Permitted Liens, such Group Company has the unrestricted right to vote, and to receive dividends and distributions on, all such equity securities of its Subsidiaries.

Section 3.04 Authority Relative to This Agreement; Fairness.

(a) The Company has the requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Transactions. The execution, delivery and performance by the Company of this Agreement, the Plan of Merger and the consummation by the Company of the Transactions have been duly authorized by the Company Board and no other corporate action on the part of the Company is necessary to authorize the execution and delivery by the Company of this Agreement, the Plan of Merger and the consummation by it of the Transactions, in each case, subject only, if necessary, to the authorization and approval of this Agreement, the Plan of Merger and the Merger by the affirmative vote of holders of Shares representing at least two-thirds of the Shares present and voting in person or by proxy as a single class at the Shareholders’ Meeting (the “Requisite Company Vote”) in accordance with Section 233(6) of the CICL. This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Merger Sub, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general principles of equity (the “Bankruptcy and Equity Exception”).

(b) The Company Board, acting upon the unanimous recommendation of the Special Committee, has, as of the date hereof, (i) determined that this Agreement, the Plan of Merger and the Transactions, on the terms and subject to the conditions set forth herein, are fair to and in the best interests of the Company and its shareholders (other than the holders of Excluded Shares), (ii) approved and declared advisable this Agreement, the Plan of Merger and the Transactions, and (iii) resolved to recommend that the holders of the Shares, if required by applicable Law, approve and authorize this Agreement, the Plan of Merger and the Transactions (the “Company Recommendation”). The Company Board, acting upon the unanimous recommendation of the Special Committee, has, as of the date hereof, directed that this Agreement, the Plan of Merger and the Transactions be submitted to holders of Shares for authorization and approval.

(c) The Special Committee has received the written opinion of Duff & Phelps, LLC, dated the date of this Agreement, to the effect that, , subject to the limitations, qualifications and assumptions set forth therein and as of the date hereof, the Merger Consideration to be received by holders of Shares and ADSs (in each case, other than the holders of Excluded Shares) is fair, from a financial point of view, to such holders.

Section 3.05 No Conflict; Required Filings and Consents.

(a) The execution and delivery of this Agreement and the Plan of Merger by the Company do not, and the performance of this Agreement and the Plan of Merger by the Company and the consummation of the Transactions will not, (i) assuming that the Requisite Company Vote is obtained, conflict with or violate the memorandum and articles of association of the Company or any equivalent organizational documents of any other Group Company, (ii) assuming (solely with respect to performance of this Agreement and consummation of the Transactions) that the matters referred to in Section 3.05(b) are complied with and the Requisite Company Vote (if necessary) is obtained, conflict with or violate any statute, law, ordinance, regulation, rule, code, executive order, injunction, judgment, decree or other order of any Governmental Authority (“Law”) applicable to any Group Company or by which any property or asset of any Group Company is bound or affected, or (iii) result in any breach of or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien (other than Permitted Liens) on any property or asset of any Group Company pursuant to, any Contract to which any Group Company is a party or by which any of their respective properties or assets are bound, except, with respect to clauses (ii) and (iii), for any such breaches, defaults or other occurrences which would not have a Material Adverse Effect.

(b) The execution and delivery of this Agreement and the Plan of Merger by the Company do not, and the performance of this Agreement and the Plan of Merger by the Company and the consummation by the Company of the Transactions will not, require any consent, approval, authorization or permit of, or filing with or notification to, any nation or government, any agency, public or regulatory authority, instrumentality, department, commission, court, arbitrator, ministry, tribunal or board of any nation or government or political subdivision thereof, in each case, whether foreign or domestic and whether national, supranational, federal, provincial, state, regional, local or municipal (each, a “Governmental Authority”), except (i) for compliance with the applicable requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations promulgated thereunder (including the joining of the Company in the filing of a Schedule 13E-3 which shall incorporate by reference the Proxy Statement and the filing or furnishing of one or more amendments to the Schedule 13E-3 to respond to comments of the SEC, if any, on such documents), (ii) for compliance with the rules and regulations of NASDAQ Global Select Market (“NASDAQ”), (iii) for the filing of the Plan of Merger and related documentation with the Registrar of Companies of the Cayman Islands pursuant to the CICL, and (iv) where the failure to obtain or make, as applicable, any such consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority would not have a Material Adverse Effect.

Section 3.06 Permits; Compliance with Laws.

(a) Except as would not have a Material Adverse Effect, each Group Company is in possession of all material franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders of any Governmental Authority necessary for it to own, lease, operate and use its properties and assets or to lawfully carry on its business as it is now being conducted (the “Material Company Permits”) as of the date hereof. No suspension or cancellation of any of the Material Company Permits is pending or, to the knowledge of the Company, threatened.

(b) No Group Company (i) is in default, breach or violation of any Law applicable to it (including any Laws applicable to its business and any Laws related to the protection of personal data) or by which any of its share, security, equity interest, property or asset is bound or affected, or (ii) has received any notice or communication in writing of any material non-compliance with any applicable Laws that has not been cured.

(c) Except as would not have a Material Adverse Effect, to the knowledge of the Company, no Group Company or any directors, officers, employees or agents that act on behalf of a Group Company (the “Company Representative”) have violated any Anticorruption Laws, nor has any Group Company or any Company Representative offered, paid, promised to pay, or authorized the payment of any money, or offered, given, promised to give, or authorized the giving of Anything of Value, to any Government Official or to any Person under circumstances where a Group Company or any Company Representative knew or ought reasonably to have known (after due and proper inquiry) that all or a portion of such money or thing of value would be offered, given, or promised, directly or indirectly, to a Person:

(i) for the purpose of: (A) influencing any act or decision of a Government Official in his or her official capacity; (B) inducing a Government Official to do or omit to do any act in violation of their lawful duties; (C) securing any improper advantage; (D) inducing a Government Official to influence or affect any act or decision of any Government Entity; or (E) assisting a Group Company or any Company Representative in obtaining or retaining business for or with, or directing business to, a Group Company or any Company Representative; or

(ii) in a manner which would constitute or have the purpose or effect of public or commercial bribery, acceptance of, or acquiescence in extortion, kickbacks or other unlawful or improper means of obtaining business or any improper advantage.

(d) No Group Company has conducted or initiated any internal investigation or made a voluntary, directed or involuntary disclosure to any Governmental Authority with respect to any alleged act or omission arising under or relating to any noncompliance with any Anticorruption Law. No Group Company or any Company Representative has received any notice, request or citation for any actual or potential noncompliance with any of the foregoing in this Section 3.06(d).

(e) No officer, director or employee of any Group Company is a Government Official.

(f) Each Group Company has maintained complete and accurate books and records, including records of payments to any agents, consultants, representatives, third parties and, Government Officials to the extent required by GAAP.

(g) No Group Company nor, to the knowledge of the Company, any Company Representative (i) is currently subject to any U.S. economic sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department; or (ii) has violated, or operated not in compliance with, any applicable economic sanctions, export restrictions, anti-boycott regulations or embargo regulations.

(h) This Section 3.06 does not relate to Taxes, which are the subject of Section 3.15.

Section 3.07 SEC Filings; Financial Statements.

(a) The Company has filed or furnished, as applicable, all forms, reports and documents required to be filed by it with the SEC since January 1, 2014 and prior to the date hereof (collectively, the “Company SEC Reports”), each of which has complied in all material respects with all applicable requirements of the Securities Act of 1933, as amended (the “Securities Act”) and the Exchange Act, each as in effect on the dates such forms, reports and documents were filed. No Subsidiary of the Company has filed or furnished, or is required to file or furnish, any form, report or other document with the SEC. The Company SEC Reports did not contain, when filed or furnished, any untrue statement of a material fact or omitted to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b) The audited and unaudited consolidated financial statements of the Company included (or incorporated by reference) in the Company SEC Reports complied, or in the case of Company SEC Reports filed after the date of this Agreement, will comply, as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto and fairly present, or in the case of Company SEC Reports filed after the date of this Agreement, will fairly present, in all material respects, the consolidated balance sheets of the Company and its consolidated Subsidiaries as of the dates thereof and their consolidated statements of operations and changes in shareholders’ equity and comprehensive income for the periods then ended (subject, in the case of the unaudited interim financial statements, to normal year-end adjustments that are not material in the aggregate and the exclusion of certain notes in accordance with the published rules promulgated by the SEC relating to unaudited financial statements). Such financial statements have been prepared in accordance with U.S. generally accepted accounting principles applied on a consistent basis (“GAAP”), except as specifically indicated in the notes thereto.

(c) The Company has implemented disclosure controls and procedures (as such term is defined in Rule 13a-15 under the Exchange Act) that are reasonably designed to ensure that material information relating to the Company, including its consolidated Subsidiaries, required to be included in reports filed under the Exchange Act is made known to the Company’s chief executive officer and chief financial officer or other Persons performing similar functions by others within those entities.

(d) Except as and to the extent set forth on the audited annual report of the Group Companies filed with the SEC on April 24, 2015, including the notes thereto (the “2014 Annual Report”), no Group Company has outstanding (i) any Indebtedness or any commitments therefor, or (ii) any financial liability or obligation (whether accrued, absolute, determined, determinable, fixed, contingent or otherwise), except for financial liabilities and obligations (i) incurred in the ordinary course of business consistent with past practice since December 31, 2014, (ii) incurred pursuant to this Agreement or in connection with the Transactions or (iii) that would not have a Material Adverse Effect.

(e) The Company is in compliance with the applicable listing and corporate governance rules and regulations of the NASDAQ, subject to availing itself of any “home country” exemption from such rules and regulations available to a “foreign private issuer” (as defined under the Exchange Act and under the relevant rules and regulations of the NASDAQ).

Section 3.08 Proxy Statement.

The information supplied by the Company for the inclusion in the Proxy Statement to be sent to the shareholders of the Company in connection with the Shareholders’ Meeting (including any amendment or supplement thereto or document incorporated by reference therein) and the Schedule 13E-3 relating to the authorization and approval of this Agreement, the Plan of Merger and the Transactions by the shareholders of the Company shall not, (i) on the date the Proxy Statement (including any amendment or supplement thereto) is first mailed to shareholders of the Company or at the time of the Shareholders’ Meeting, contain any statement of a material fact which, at the time and in the light of the circumstances under which it is made, is false or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading, or (ii) on the date the Schedule 13E-3 and any amendment or supplement thereto is filed with the SEC, contain any statement of a material fact which, at the time and in the light of the circumstances under which it is made, is false or omit to state a material fact necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement and the Schedule 13E-3 will comply as to form in all material respects with the requirements of the Exchange Act. Notwithstanding the foregoing, the Company makes no representation with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference in the Proxy Statement or the Schedule 13E-3.

Section 3.09 Absence of Certain Changes or Events.

Except for the execution and performance of this Agreement and the discussions, negotiations and transactions related thereto and except as expressly contemplated by this Agreement, since December 31, 2014, the Group Companies have conducted their respective businesses in all material respects in the ordinary course of business consistent with past practice and there has not been any Material Adverse Effect.

Section 3.10 Absence of Litigation.

Except as would not have a Material Adverse Effect, as of the date hereof, there is no litigation, suit, claim, action, proceeding or investigation (an “Action”) pending or, to the knowledge of the Company, threatened in writing against any Group Company, or any share, security, equity interest, property or asset of any Group Company, before any Governmental Authority. As of the date hereof, no Group Company, nor any share, security, equity interest, or material property or asset of any Group Company is subject to any continuing order of, consent decree, settlement agreement or other similar written agreement with, or, to the knowledge of the Company, continuing investigation by, any Governmental Authority, or any order of any Governmental Authority, except as would not have a Material Adverse Effect.

Section 3.11 Employment Matters.

(a) Except as would not have a Material Adverse Effect, each Group Company (i) is in compliance in all material respects with all applicable Laws relating to employment and employment practices, including those related to wages, work hours, shifts, overtime, holidays and leave, collective bargaining terms and conditions of employment and the payment and withholding of social security Taxes or any other Taxes and other sums as required by the appropriate Governmental Authority, (ii) has, in all material respects, withheld and paid to the appropriate Governmental Authority, or are holding for payment not yet due to such Governmental Authority, the amounts required to be withheld from or paid with respect to Employees (including the withholding and payment of individual income Taxes), and (iii) is not liable for any material arrears of wages, taxes, penalties or other sums for failure to comply with any of the foregoing. To the Company’s knowledge there is no material claim with respect to payment of wages, salary, commission or overtime pay that has been asserted or is now pending or threatened before any Governmental Authority with respect to any persons currently or formerly employed or engaged by any Group Company. To the Company’s knowledge, no Group Company is a party to, or otherwise bound by, any material consent decree with, or citation by, any Governmental Authority relating to persons employed or engaged by it or their labor or employment practices. There is no material charge or proceeding with respect to a material violation of any occupational safety or health standards that has been asserted or, to the Company’s knowledge is now pending or threatened in writing with respect to any Group Company.

(b) Except as would not have a Material Adverse Effect, with respect to each material benefit and compensation plans (the “Company Benefit Plans”) covering current (including those on layoff, disability or leave of absence, whether paid or unpaid) employees, officers, consultants, independent contractors providing individual services, agents or directors of the Company or any Subsidiary of the Company (collectively, “Employees”), each Company Benefit Plan is operated and administered in compliance with the provisions thereof and all applicable legal requirements in all material respects. Each contribution or other payment that is required to have been accrued or made under or with respect to any Company Benefit Plan has been duly accrued and made on a timely basis in all material respects. There are no material claims (other than for benefits incurred in the ordinary course) or legal proceedings pending, or, to the knowledge of the Company, threatened in writing against any Company Benefit Plan or against the assets of any Company Benefit Plan.

(c) The Company is not obligated, pursuant to any of the Company Benefit Plans or otherwise, to newly grant any options or other rights to purchase or acquire Shares to any Employees, consultants or directors of the Company after the date hereof.

Section 3.12 Labor Matters.

No Group Company is party to any labor or collective bargaining agreements which pertain to Employees of the Company or any of its Subsidiaries.

Section 3.13 Real Property; Title to Assets.

(a) Section 3.13(a) of the Company Disclosure Schedule sets forth all land, together with all buildings, structures, improvements and fixtures located thereon, and all easements and other rights and interests appurtenant thereto, owned by the Group Companies (“Owned Real Property”). Each of the Group Companies has good title, validly granted land use rights or building ownership rights, as applicable, to each parcel of Owned Real Property, free and clear of all Liens (except for Permitted Liens). There are no outstanding options or rights of first refusal to purchase the Owned Real Property, or any portion of the Owned Real Property or interest therein.

(b) Section 3.13(b) of the Company Disclosure Schedule sets forth all leases, subleases and other agreements (the “Real Property Leases”) under which the Company or any of its Subsidiaries uses or occupies or has the right to use or occupy, now or in the future, any real property (and all modifications, amendments and supplements thereto and all side letters to which the Company or any of its Subsidiaries is a party affecting the obligations of any party thereunder) (“Leased Real Property”). Each Real Property Lease constitutes a valid and legally binding obligation of the Company or its Subsidiaries, enforceable in accordance with its terms, subject to the Bankruptcy and Equity Exception, and is in full force and effect. All rent and other sums and charges payable by the Group Companies as tenants under each Real Property Lease are current, no termination event or condition or uncured default of a material nature on the part of the Company or any such Subsidiary or, to the Company’s knowledge, the landlord, exists under any Real Property Lease. Each of the Group Companies has a good and valid leasehold interest in each parcel of Leased Real Property, free and clear of all Liens (except for Permitted Liens).

(c) No party to any such Real Property Leases has given notice to the Company or any of its Subsidiaries of or made a claim against the Company or any of its Subsidiaries with respect to any material breach or default thereunder.

(d) Except as would not have a Material Adverse Effect, the Group Companies have good title to, or a valid and binding leasehold interest in, all other material properties and assets (excluding Owned Real Property, Leased Real Property and Intellectual Property), in each case free and clear of all Liens (other than Permitted Liens).

Section 3.14 Intellectual Property.

(a) The Group Companies own or have a valid and enforceable right or license to use (in substantially the manner in which the same is being used on the date hereof), all Intellectual Property that is used by the Group Companies and material to the business of the Group Companies taken as a whole. With respect to each item of Intellectual Property owned by any Group Company that is material to the business of the Group Companies taken as a whole (“Company Owned Intellectual Property”), such Group Company is the owner of the entire right, title and interest in and to such Company Owned Intellectual Property free and clear of all encumbrances (other than licenses granted to any Person in the ordinary course of business), and is entitled to use such Company Owned Intellectual Property in the continued operation of its respective business. The Company Owned Intellectual Property has not been adjudged invalid or unenforceable in whole or in part in a proceeding before any Governmental Authority against any Group Company.

(b) With respect to each item of Intellectual Property licensed to any Group Company that is material to the business of the Group Companies taken as a whole (“Company Licensed Intellectual Property”), such Group Company has the right to use such Company Licensed Intellectual Property in the continued operation of its respective business in accordance with the terms of the license agreement (to which such Group Company is a party) governing such Company Licensed Intellectual Property. To the knowledge of the Company, all registrations with any Governmental Authority in respect of the Company Owned Intellectual Property are valid and in full force and effect.

(c) Neither the execution of this Agreement nor the consummation of any Transaction shall adversely affect in material respects any Group Company’s rights with respect to the Company Owned Intellectual Property or the Company Licensed Intellectual Property.

(d) The Group Companies have taken commercially reasonable measures to protect the confidentiality, integrity and security of confidential or proprietary information, and trade secrets of the Group Companies, confidential or proprietary information and trade secrets entrusted to the Company or any of its Subsidiaries by their customers, clients, or other Persons to whom the Company or any of its Subsidiaries owes a duty or obligation under applicable Law or any Contract to maintain the security or confidentiality thereof, and confidential or proprietary information and trade secrets developed by the Company or any of its Subsidiaries but based on Contract or operation of applicable Law belonging to their customers, clients or other Persons, and regarding which the Company or any of its Subsidiaries owes a duty or obligation under applicable Law or any Contract to maintain the security or confidentiality thereof (together, the “Trade Secrets”); and (ii) to the knowledge of the Company, and except as would have a Material Adverse Effect, no Trade Secrets owned by the Group Companies have been obtained from the Group Companies by or disclosed by the Group Companies to, any Third Party, except pursuant to and in accordance with valid non-disclosure and/or license agreements or pursuant to duties or obligations arising by operation of applicable Law.

(e) To the knowledge of the Company, the conduct of the business of each Group Company as currently conducted is not infringing upon or misappropriating any Intellectual Property rights, including rights of privacy and publicity, of any third party. There are no pending or, to the knowledge of the Company, threatened written claim or proceeding before any Governmental Authority by any Person against any Group Company alleging infringement, dilution, or misappropriation by such Group Company of the Intellectual Property rights of such Person, demands or unsolicited offers for such Group Company to license any Intellectual Property from such Person, or challenges to the validity, enforceability or ownership of, or the right to use, any Company Owned Intellectual Property. To the knowledge of the Company, no Person is infringing, diluting or misappropriating any Company Owned Intellectual Property. The representations and warranties set forth in this Section 3.14(e) are the sole and exclusive representations and warranties of the Company concerning matters relating to infringement, dilution, misappropriation or other violation of any Intellectual Property rights.

Section 3.15 Taxes.

Except as would not have a Material Adverse Effect:

(a) Each Group Company has timely filed all Tax returns and reports required to be filed by it and has paid and discharged all Taxes required to be paid or discharged, other than such payments as are being contested in good faith by appropriate proceedings. All such Tax returns are true, accurate and complete in all material respects. As of the date hereof, no taxing authority or agency is asserting or, to the knowledge of the Company, threatening to assert against any Group Company any deficiency or claim for any material Taxes or interest thereon or penalties in connection therewith. As of the date hereof, there are no pending or, to the knowledge of the Company, threatened Actions for the assessment or collection of Taxes against any Group Company. Each Group Company has properly and timely withheld, collected and deposited all Taxes that are required to be withheld, collected and deposited under applicable Law. No Group Company has granted any waiver of any statute of limitations with respect to, or any extension of a period for the assessment of, any Tax which, in either case, is still outstanding. There are no unresolved claims by a Governmental Authority in a jurisdiction where any Group Company does not file Tax returns that such Group Company is or may be subject to taxation by that jurisdiction.

(b) The Company does not take the position for tax purposes that it is a “resident enterprise” of the PRC or tax resident in any jurisdiction other than its jurisdiction of formation. To the knowledge of the Company, neither the Company nor any Subsidiary was, for the taxable year ended December 31, 2014, treated as a “passive foreign investment company” within the meaning of Section 1297 of the U.S. Internal Revenue Code of 1986, as amended.

(c) Each Group Company has, in accordance with applicable Law, duly registered with the relevant Governmental Authority, obtained and maintained the validity of all national and local tax registration certificates and complied with all requirements imposed by such Governmental Authorities. No submissions made to any Governmental Authority in connection with obtaining Tax exemptions, Tax holidays, Tax deferrals, Tax incentives or other preferential Tax treatments or Tax rebates contained any misstatement or omission that would have affected the granting of such Tax exemptions, preferential treatments or rebates. As of the date hereof, no suspension, revocation or cancellation of any such Tax exemptions, preferential treatments or rebates is pending or, to the Company’s knowledge threatened.

(d) As of the date hereof, no Group Company has received any written notice in relation to or is aware of any event that may result in repeal, cancellation, revocation, or return of any Tax credits or Tax holidays.

Section 3.16 No Secured Creditors; Solvency.

(a) No Group Company has any secured creditors holding a fixed or floating charge or security interest.

(b) No Group Company has taken any steps to effect or commence any liquidation, dissolution, restructuring, reorganization or otherwise seek protection pursuant to any bankruptcy or insolvency law, nor does the Company have any knowledge or reason to believe that its creditors intend to initiate any involuntary bankruptcy proceedings or any knowledge of any fact which would reasonably lead a creditor to do so. Each Group Company and the Group Companies on a consolidated basis are not, as of the date hereof, and after giving effect to the Transactions to occur at the Closing will not be, Insolvent.

Section 3.17 Material Contracts.

(a) Subsections (i) through (iv) of Section 3.17(a) of the Company Disclosure Schedule list the following types of Contracts, arrangements or understandings (other than the Company Benefits Plans) to which any Group Company is a party (such Contracts as are required to be set forth in Section 3.17(a) of the Company Disclosure Schedule being the “Material Contracts”), and none of the Company or any of its Subsidiaries is a party to or bound by any Material Contracts not listed in Section 3.17(a) of the Company Disclosure Schedule:

(i) all Contracts relating to any credit, loan or facility arrangement, guarantee or other security arrangement, or Indebtedness (whether or not incurred, assumed, guaranteed or secured by any asset of any Group Company) with a principal amount in excess of US$10,000,000 for each such Contract individually, other than any Indebtedness between or among any of the Company and the Subsidiaries wholly-owned or controlled by the Company;

(ii) all joint venture contracts, strategic cooperation or partnership arrangements (including cooperation or long-term agency contracts entered into at the corporate headquarters level with insurance companies), or other agreements involving a sharing of profits, losses, costs or liabilities by any Group Company entered into on or after December 31, 2014 that is material to the business of the Company and its Subsidiaries taken as a whole;

(iii) all Contracts relating to the purchase or sale of any shares or securities of, or other equity interests in, any Group Company (other than any Share Incentive Plans) that has a fair market value or purchase price of more than US$10,000,000; and

(iv) each license agreement that is material to the business of the Group Companies, taken as a whole, pursuant to which the Company or any of its Subsidiaries licenses in Intellectual Property or licenses out Intellectual Property owned by the Company or its Subsidiaries (other than (A) license agreements for commercially available Software and (B) license agreements pursuant to which the Company or its Subsidiaries license Intellectual Property to any Person in the ordinary course of business).

(b) Except as has not had and would not have a Material Adverse Effect, (i) each Material Contract is a legal, valid and binding obligation of the relevant Group Companies, as applicable, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general principles of equity, and no Group Company is in material breach or violation of, or default under, the Material Contract to which it is a party, (ii) no Material Contract has been canceled by the other party; (iii) to the Company’s knowledge, no other party is in material breach or violation of, or default under, any Material Contract; and (iv) no Group Company has received any written claim of material default under any such Material Contract and, to the Company’s knowledge, no fact or event exists that would give rise to any claim of material default under any Material Contract.

Section 3.18 Environmental Matters.

Except as would not have a Material Adverse Effect, each Group Company is in compliance with all applicable Environmental Laws and has obtained and possesses all material permits, licenses and other authorizations currently required for their establishment and their operations as currently conducted under any Environmental Law, and all such permits, licenses and other authorizations are in full force and effect. No Group Company has received any written notice, demand, letter, claim or request for information alleging that any Group Company is in violation of or liable under any Environmental Law, the subject matter of which would have a Material Adverse Effect. No Group Company is subject to any order of any Governmental Authority or agreement with any third party concerning liability under any Environmental Law or relating to Hazardous Substances, the subject matter of which would have a Material Adverse Effect. This Section 3.19 contains the sole and exclusive representations and warranties of the Company with respect to any environmental, health or safety matter, including any arising under Environmental Laws or relating to Hazardous Substances.

Section 3.19 Insurance.

Except as would not have a Material Adverse Effect, as of the date hereof, all insurance policies and all self-insurance programs and arrangements maintained by the Group Companies relating to the business, assets, liabilities and operations of the Group Companies are in full force and effect. No Group Company has any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business without a significant increase in cost.

Section 3.20 Anti-Takeover Provisions.

The Company is not party to a shareholder rights agreement, “poison pill” or similar anti-takeover agreement or plan. The Company Board has taken all necessary action so that any takeover, anti-takeover, moratorium, “fair price”, “control share” or other similar Laws enacted under any Laws applicable to the Company other than the CICL (each, a “Takeover Statute”) does not, and will not, apply to this Agreement or the Transactions.

Section 3.21 Brokers.

Except for Duff & Phelps, LLC and Duff & Phelps Securities, LLC, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company.

Section 3.22 No Additional Representations.

Except for the representations and warranties set forth in this Article III, none of the Group Companies or any other Person on behalf of any of them makes any other express or implied representation or warranty with respect to any Group Company, or their respective business, operations, assets, liabilities, condition (financial or otherwise) or prospects, notwithstanding the delivery or disclosure to Parent, Merger Sub or any of its Affiliates or Representatives of any documentation, forecasts or other information with respect to any one or more of the foregoing, and Parent and Merger Sub acknowledge the foregoing.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

As an inducement to the Company to enter into this Agreement, Parent and Merger Sub hereby, jointly and severally, represent and warrant to the Company that:

Section 4.01 Corporate Organization.

Each of Parent and Merger Sub is an exempted company duly incorporated, validly existing and in good standing under the laws of the Cayman Islands and has the requisite corporate power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as it is now being conducted, except where the failure to be so organized, existing or in good standing or to have such power, authority and governmental approvals would not, individually or in the aggregate, prevent or materially delay consummation of any of the Transactions by Parent or Merger Sub or otherwise be materially adverse to the ability of Parent or Merger Sub to perform their obligations under this Agreement.

Section 4.02 Capitalization of Parent and Merger Sub; No Prior Activities.

(a) The authorized share capital of Parent consists solely of 50,000 ordinary shares, par value US$1.00 per share, all of which are validly issued and outstanding as of the date hereof.

(b) The authorized share capital of Merger Sub consists of 50,000 ordinary shares, par value US$1.00 per share, one of which is validly issued and outstanding. Parent owns 100% of the issued and outstanding share capital of Merger Sub.

(c) Parent and Merger Sub were formed solely for the purpose of engaging in the Transactions. Except for obligations or liabilities incurred in connection with its formation and related to the Transactions, including the Financing Document, each of Parent and Merger Sub has not and will not, prior to the Effective Time, have incurred, directly or indirectly, through any Subsidiary or affiliate, any obligations or liabilities or engaged in any business activities of any type or kind whatsoever or entered into any agreements or arrangements with any Person.

Section 4.03 Authority Relative to This Agreement.

Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Transactions. The execution and delivery of this Agreement by Parent and Merger Sub, the execution and delivery of the Plan of Merger by Merger Sub, and the consummation by Parent and Merger Sub of the Transactions have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize this Agreement and the Plan of Merger or to consummate the Transactions (other than the filings, notifications and other obligations and actions described in Section 4.04(b)). This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and, assuming due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception.

Section 4.04 No Conflict; Required Filings and Consents.

(a) The execution and delivery of this Agreement by Parent and Merger Sub and the execution and delivery of the Plan of Merger by Merger Sub do not, and the performance of this Agreement by Parent and Merger Sub and the performance of the Plan of Merger by Merger Sub will not, (i) conflict with or violate the memorandum and articles of association of either Parent or Merger Sub, (ii) assuming that all consents, approvals, authorizations and other actions described in Section 4.04(b) have been obtained and all filings and obligations described in Section 4.04(b) have been made, conflict with or violate any Law applicable to Parent or Merger Sub or by which any property or asset of either of them is bound or affected, or (iii) result in any breach of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any property or asset of Parent or Merger Sub pursuant to, any Contract or obligation to which Parent or Merger Sub is a party or by which Parent or Merger Sub or any property or asset of either of them is bound or affected, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences which would not, individually or in the aggregate, prevent or materially delay consummation of any of the Transactions by Parent or Merger Sub or otherwise be materially adverse to the ability of Parent and Merger Sub to perform their obligations under this Agreement.

(b) The execution and delivery of this Agreement by Parent and Merger Sub and the execution and delivery of the Plan of Merger by Merger Sub do not, and the performance of this Agreement by Parent and Merger Sub, the performance of the Plan of Merger by Merger Sub and the consummation by Parent and Merger Sub of the Transactions will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except (i) for compliance with the applicable requirements of the Exchange Act and the rules and regulations promulgated thereunder, (ii) for compliance with the rules and regulations of NASDAQ, and (iii) for the filing of the Plan of Merger and related documentation with the Registrar of Companies of the Cayman Islands pursuant to the CICL.

Section 4.05 Financing.

(a) Parent has delivered to the Company true, complete and correct copies of (i) an executed Debt Commitment Letter, dated September 29, 2015, among Parent, Merger Sub and China Merchants Bank NY Branch (the “Lender”) (as the same may be amended or modified pursuant to Section 6.04(b), the “Financing Document”), pursuant to which the Lender has agreed, subject to the terms and conditions therein, to provide or cause to be provided the aggregate debt amounts set forth therein for the purpose of financing the Transactions (the “Financing”); (ii) the Rollover Agreement, and (iii) any fee letter in connection with the Financing (any such fee letter, a “Fee Letter”)(it being understood that any such Fee Letter provided to the Company may be redacted to omit the numerical fee amounts and other economic terms provided therein).

(b) As of the date hereof, (i) the Financing Document and the Rollover Agreement, in the form so delivered, are in full force and effect and are the legal, valid and binding obligations of Parent and Merger Sub and, to the knowledge of Parent, of the other parties thereto, specifically enforceable in accordance with the terms and conditions thereof, (ii) neither the Financing Document nor the Rollover Agreement has been amended or modified and, to the knowledge of Parent, no such amendment or modification is contemplated, (iii) the respective commitments contained in the Financing Document and the Rollover Agreement have not been withdrawn, terminated or rescinded in any respect and, to the knowledge of Parent, no such withdrawal, termination or rescission is contemplated and (iv) no event has occurred that (with or without notice, lapse of time, or both) would constitute a material breach under the Financing Document or the Rollover Agreement by Parent or Merger Sub and, to the knowledge of Parent, by the other parties thereto.

(c) Assuming (x) the Financing occurs in accordance with the Financing Document, and (y) the transactions contemplated by the Rollover Agreement are consummated in accordance with the terms of the Rollover Agreement, Parent and Merger Sub will have funds sufficient to (1) consummate the Transactions on the terms contemplated by this Agreement, and (2) pay any other amounts required to be paid in connection with the consummation of the Transactions upon the terms and conditions contemplated hereby and all related fees and expenses associated therewith. As of the date hereof, the Financing Document contains all of the conditions precedent to the obligations of the parties thereunder to make the Financing available to Parent or Merger Sub on the terms and conditions therein. As of the date hereof, and subject to the satisfaction of the conditions set forth in Section 7.01 and Section 7.02, Parent and Merger Sub do not have any reason to believe that any of the conditions to the Financing will not be satisfied or that the Financing will not be available to Parent and Merger Sub at the time required to consummate the Transactions. Parent and Merger Sub have fully paid any and all commitment fees or other fees that have been incurred and are due and payable in connection with the Financing Document prior to or in connection with the execution of this Agreement, and Parent and Merger Sub will pay when due all other commitment fees and other fees arising under the Financing Document as and when they become due and payable thereunder. As of the date hereof, there are no side letters or other oral or written Contracts to which Parent or any of its Affiliates is a party related to the funding or investing, as applicable, of the full amount of the Financing other than (i) as expressly set forth in the Financing Document, (ii) the Fee Letter, and (iii) any customary engagement letter(s) and non-disclosure agreement(s) (complete copies of which have been provided to the Company) that do not impact the conditionality or amount of the Financing. The parties hereto agree that it shall not be a condition to Closing for Parent or Merger Sub to obtain the Financing or the Alternative Financing.

Section 4.06 Limited Guarantees. Concurrently with the execution of this Agreement, Parent has caused each of the Guarantors to deliver to the Company a duly executed Limited Guarantee. Each of the Limited Guarantees is in full force and effect and constitutes a legal, valid, binding and specifically enforceable obligation of the corresponding Guarantor, and no event has occurred, which, with or without notice, lapse of time or both, would constitute a default on the part of the Guarantors under any of the Limited Guarantees.

Section 4.07 Brokers.

No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Parent or Merger Sub.

Section 4.08 Proxy Statement.

None of the information provided by Parent or Merger Sub with respect to itself or its Affiliates or Representatives for inclusion or incorporation by reference in the Schedule 13E-3 or the Proxy Statement will, in the case of the Schedule 13E-3, as of the date of its filing and the date of each amendment or supplement thereto and, in the case of the Proxy Statement, (i) at the time of the mailing of the Proxy Statement or any amendments or supplements thereto to the shareholders of the Company and (ii) at the time of the Shareholders’ Meeting, contain any untrue statement of a material fact which, at the time and in the light of the circumstances under which it is made, is false or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

Section 4.09 Absence of Litigation.

There is no Action pending or, to the knowledge of Parent and Merger Sub, threatened against Parent, Merger Sub or any of their respective Affiliates before any Governmental Authority. Neither Parent nor Merger Sub nor any of their Affiliates is subject to any continuing order of, consent decree, settlement agreement or other similar written agreement with, or, to the knowledge of Parent and Merger Sub, continuing investigation by, any Governmental Authority, or any order, writ, judgment, injunction, decree, determination or award of any Governmental Authority.

Section 4.10 No Secured Creditors; Solvency.

(a) Except as contemplated under the Financing Document, neither Parent nor Merger Sub has any secured creditors holding a fixed or floating charge or security interest in respect of Parent, Merger Sub or their securities.

(b) Neither of Parent nor Merger Sub has taken any steps to effect or commence any liquidation, dissolution, restructuring, reorganization or otherwise seek protection pursuant to any bankruptcy or insolvency law, nor does such Person have any knowledge or reason to believe that its creditors intend to initiate any involuntary bankruptcy proceedings or any knowledge of any fact which would reasonably lead a creditor to do so. Neither Parent nor Merger Sub is, as of the date hereof, and after giving effect to the Transactions to occur at the Closing will be, Insolvent.

Section 4.11 Parent Group Contracts. Parent has delivered to the Company and the Special Committee a true and complete copy of each of: (a) the Amended and Restated Consortium Agreement, dated September 18, 2015, between Mr. Herman Man Guo and Mr. Qing Xu, (b) the Rollover Agreement, (c) the Voting Agreement and (d) the Limited Guarantees (collectively, the “Parent Group Contracts”), including all amendments thereto or modifications thereof. Other than the Parent Group Contracts, there are no Contracts, arrangements or understandings, with respect to any security of the Company between or among two or more of the following Persons: each of the Rollover Shareholders, any member of the Parent Group, the Lender, the Guarantors, and/or any of their respective Affiliates.

Section 4.12 Ownership of Shares. Other than (i) the Rollover Shares , (ii) 2,000,000 Shares issuable to Mr. Herman Guo upon exercise of vested Company Share Awards granted to Mr. Guo, (iii) 1,000,000 Shares held by Mambo Fiesta Limited and (iv) 600,000 Shares issuable to Mr. Qing Xu upon exercise of vested Company Share Awards granted to Mr. Qing Xu, no member of the Parent Group or any of their Affiliates beneficially own (as such term is used in Rule 13d-3 promulgated under the Exchange Act) any Shares or other securities of the Company or any options, warrants other rights to acquire Shares or other securities of, or any other economic interest in the Company or any of its Subsidiaries, except for any Shares issuable pursuant to Company’s Share Incentive Plans.

Section 4.13 No Other Company Representations or Warranties. Except for the representations and warranties set forth in Article III, Parent and Merger Sub hereby acknowledge and agree that (a) no member of the Company Group, nor any other Person, has made or is making any other express or implied representation or warranty with respect to the Company or any of its Subsidiaries or their respective business or operations, including with respect to any information provided or made available to any member of the Parent Group or any other person, and (b) neither the Company nor any of its Subsidiaries, nor any of member of the Company Group nor any other Person, will have or be subject to any liability or indemnification obligation or other obligation of any kind or nature to any member of the Parent Group or any other Person, resulting from the delivery, dissemination or any other distribution to any member of the Parent Group or any other Person, or the use by any member of the Parent Group or any other Person, of any such information provided or made available to any of them by any member of the Company Group or any other Person, including any information, documents, estimates, projections, forecasts or other forward-looking information, business plans or other material provided or made available to any member of the Parent Group or any other Person, in “data rooms,” confidential information memoranda or management presentations in anticipation or contemplation of any of the Transaction.

Section 4.14 Non Reliance on Company Estimates, Projections, Forecasts, Forward Looking Statements and Business Plans. In connection with the due diligence investigation of the Company by the Parent Group, the Company has made available to Parent and Merger Sub and may continue to make available after the date hereof certain estimates, projections, forecasts and other forward looking information, as well as certain business plan information, regarding the Company and its business and operations. Each of Parent and Merger Sub hereby acknowledges and agrees (a) that there are uncertainties inherent in attempting to make such estimates, projections, forecasts and other forward looking statements, as well as in such business plans, with which Parent and Merger Sub are familiar, (b) that Parent and Merger Sub are taking full responsibility for making their own evaluation of the adequacy and accuracy of all estimates, projections, forecasts and other forward looking information, as well as such business plans, so furnished to them (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, forward looking information or business plans), and (c) that Parent and Merger Sub will have no claim against any member of the Company Group or any other person, with respect thereto.

Section 4.15 No Additional Representations. Except for the representations and warranties set forth in this Article IV, neither Parent nor Merger Sub nor any other person on behalf of either of them makes any other express or implied representation or warranty with respect to Parent or Merger Sub, or their respective business, operations, assets, liabilities, condition (financial or otherwise) or prospects, notwithstanding the delivery or disclosure to the Company or any of its Affiliates or Representatives of any documentation, forecasts or other information with respect to any one or more of the foregoing, and the Company acknowledges the foregoing.

ARTICLE V

CONDUCT OF BUSINESS PENDING THE MERGER

Section 5.01 Conduct of Business by the Company Pending the Merger.

The Company agrees that, between the date of this Agreement and the earlier of the Effective Time and the termination of this Agreement pursuant to Article VIII, except as required by Law, as set forth in Section 5.01 of the Company Disclosure Schedule or as expressly permitted by any other provision of this Agreement, unless Parent shall otherwise consent in writing (which consent shall not be unreasonably withheld, conditioned or delayed), the businesses of the Group Companies shall only be conducted, and the Group Companies shall not take any action except, in a lawfully permitted manner in the ordinary course of business and consistent with past practice.

By way of amplification and not limitation, except as set forth in Section 5.01 of the Company Disclosure Schedule, or as expressly permitted by any other provision of this Agreement, or as required by Law, the Company shall not permit any of its Subsidiaries to, between the date of this Agreement and the earlier of the Effective Time and the termination of this Agreement pursuant to Article VIII, directly or indirectly, do, or propose to do, any of the following without the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed):

(a) amend or otherwise change the memorandum and articles of association or equivalent organizational documents of the Company or any Company’s Subsidiaries;

(b) issue, sell, transfer, lease, sublease, license, pledge, dispose of, grant or encumber, or authorize the issuance, sale, transfer, lease, sublease, license, pledge, disposition, grant an encumbrance on, other than in connection with the exercise, settlement or vesting of any Company Share Awards in accordance with the applicable Share Incentive Plans and other than transactions between the Company and any Company’s Subsidiary or between or among one or more Company’s Subsidiaries, (i) any shares of the Company or any options, warrants, convertible securities or other rights of any kind to acquire any shares, or any other ownership interest (including any phantom interest), of the Company except pursuant to the terms of any Company Benefit Plan, or (ii) any property or assets (whether real, personal or mixed, and including leasehold interests and intangible property) of any Group Company that are material to the business of the Group Companies taken as a whole, except in the ordinary course of business and in a manner consistent with past practice except for expiration of any Intellectual Property that cannot be renewed;

(c) declare, set aside, make or pay any dividend or other distribution, payable in cash, shares, property or otherwise, with respect to any of its shares (other than (i) pursuant to the Company’s previously announced dividend policy, and (ii) dividends or other distributions from any Subsidiary of the Company to the Company or to another Company’s Subsidiary);

(d) reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any of its shares, or any options, warrants, convertible securities or other rights exchangeable into or convertible or exercisable for any of its shares, except pursuant to (i) the Company’s previously announced share repurchase policy; (ii) the purchase of Shares to satisfy obligations under the Share Incentive Plans or (iii) according to any employee severance, retention, termination, change of control and other contractual rights in existence on the date hereof on the terms in effect on the date hereof;

(e) effect or commence any liquidation, dissolution, scheme of arrangement, merger, consolidation, amalgamation, restructuring, reorganization or similar transaction involving any Group Company(other than the Merger or any merger, restructuring or consolidation among wholly-owned Subsidiaries of the Company) or create any new Subsidiaries;

(f) (i) acquire (including by merger, consolidation, scheme of arrangement, amalgamation or acquisition of stock or assets or any other business combination) or make any capital contribution or investment in any corporation, partnership, other business organization or any division thereof or acquire any significant amount of assets (other than the acquisition, sale or other disposition of assets in the ordinary course of business consistent with past practice or pursuant to the Contracts in existence on the date hereof and on the terms in effect on the date hereof); (ii) incur, assume, alter, amend or modify any Indebtedness in excess of US$5,000,000 individually or US$10,000,000 in the aggregate, or guarantee such Indebtedness, or issue any debt securities or make any loans or advances in excess of US$10,000,000 individually or US$50,000,000 in the aggregate; or (iii) authorize, or make any commitment with respect to, any single capital expenditure which is in excess of US$10,000,000 or capital expenditures which are, in the aggregate, in excess of US$50,000,000 for the Group Companies taken as a whole;

(g) except as otherwise required by Law or pursuant to any Contract in existence as of the date hereof or the terms of a Company Benefit Plan or as otherwise contemplated by this Agreement, (i) enter into any new employment or compensatory agreements (including the renewal of any such agreements), or terminate any such agreements, with any director or executive officer (other than the hiring or termination of executive officer with aggregate annual compensation of less than US$200,000), (ii) grant or provide any severance or termination payments or benefits to any director or executive officer of any Group Company outside of the ordinary course of business, (iii) materially increase the compensation, bonus or pension, welfare, severance or other benefits of, pay any bonus to, or make any new equity awards to any director or executive officer of any Group Company, (iv) establish, adopt, materially amend or terminate any Company Benefit Plan or amend the terms of any outstanding Company Share Awards, (v) take any action to accelerate the vesting or payment, or fund or in any other way secure the payment, of compensation or benefits under the Company Benefit Plan, (vi) materially change any actuarial or other assumptions used to calculate funding obligations with respect to any Company Benefit Plan or materially change the manner in which contributions to such plans are made or the basis on which such contributions are determined, except as may be required by GAAP, or (vii) forgive any loans to directors or executive officers of the Company;

(h) issue or grant any new Company Share Award to any Person under any Share Incentive Plan;

(i) make any material changes with respect to any credit practice, method of financial accounting, or financial accounting policies or procedures, including changes affecting the reported consolidated assets, liabilities or results of operations of the Group Companies, except as required by changes in GAAP or as a result of a change in Law;

(j) pay, discharge or satisfy any material claim, liability or obligation (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction of liabilities or obligations as they become due in the ordinary course of business and consistent with past practice;

(k) enter into, materially amend, modify or consent to the termination (other than extension at the end of a term in the ordinary course of business) of any Material Contract (or any Contract that would be a Material Contract if such Contract had been entered into prior to the date hereof), or waive any Group Company’s material rights thereunder;

(l) terminate or cancel, let lapse, or amend or modify in any material respect, other than renewals in the ordinary course of business, any material insurance policies maintained by it which is not promptly replaced by a comparable amount of insurance coverage;

(m) settle any Action;

(n) (i) abandon or dedicate to the public any item of Company Owned Intellectual Property , or (ii) with respect to any Company Owned Intellectual Property registered with or applied to Governmental Authorities and to the extent required by applicable Laws to maintain the validity of such Company Owned Intellectual Property, (A) fail to make any applicable filings with Governmental Authorities when finally due, or (B) fail to pay all required fees and taxes to Governmental Authorities when finally due; in each case, except for expiration of Intellectual Property that cannot be renewed;

(o) fail to make in a timely manner any filings or registrations with the SEC required under the Securities Act or the Exchange Act or the rules and regulations promulgated thereunder;

(p) engage in the conduct of any new line of business material to the Group Companies, taken as a whole;

(q) make or change any material Tax election, materially amend any Tax return (except as required by applicable Law), enter into any material closing agreement with respect to Taxes, surrender any right to claim a material refund of Taxes, settle or finally resolve any material controversy with respect to Taxes or materially change any method of Tax accounting; or

(r) publicly announce an intention, enter into any formal agreement or otherwise make a legal commitment, to do any of the foregoing.

ARTICLE VI

ADDITIONAL AGREEMENTS

Section 6.01 Proxy Statement and Schedule 13E-3.

As soon as practicable following the date of this Agreement, the Company, with the assistance of Parent and Merger Sub, shall prepare a proxy statement relating to the authorization and approval of this Agreement and the Plan of Merger by the shareholders of the Company (such proxy statement, as amended or supplemented, being referred to herein as the “Proxy Statement”). Concurrently with the preparation of the Proxy Statement, the Company, Parent and Merger Sub shall jointly prepare a Schedule 13E-3. The Company, Parent and Merger Sub shall use their reasonable efforts to cause the initial Schedule 13E-3 to be filed with the SEC (with the initial Proxy Statement filed as an exhibit) as soon as practicable after the date of this Agreement. Each of the Company, Parent and Merger Sub shall use its reasonable best efforts so that the Schedule 13E-3 will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations promulgated thereunder. Each of the Company, Parent and Merger Sub shall use its reasonable best efforts to respond promptly to any comments of the SEC with respect to the Proxy Statement and Schedule 13E-3 and to resolve comments from the SEC. Each of the Company, Parent and Merger Sub shall furnish all information concerning such party to the others as may be reasonably requested in connection with the preparation, filing and distribution of the Proxy Statement and Schedule 13E-3. The Company shall promptly notify Parent and Merger Sub upon the receipt of any comments from the SEC or its staff or any request from the SEC or its staff for amendments or supplements to the Proxy Statement and Schedule 13E-3 and shall provide Parent with copies of all correspondence between it and its Representatives, on the one hand, and the SEC and its staff, on the other hand. Prior to filing or mailing the Proxy Statement and Schedule 13E-3 (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, the Company (i) shall provide Parent and Merger Sub a reasonable amount of time to review and comment on such document or response, and (ii) shall consider in good faith including in such document or response all comments reasonably proposed by Parent and Merger Sub. If at any time prior to the Shareholders’ Meeting, any information relating to the Company, Parent, Merger Sub or any of their respective Affiliates, officers or directors, is discovered by the Company, Parent or Merger Sub which should be set forth in an amendment or supplement to the Proxy Statement and Schedule 13E-3 so that (x) the Proxy Statement and Schedule 13E-3 shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, and (y) the shareholders of the Company are able to make an informed decision on whether or not to attend the Shareholder’s Meeting and how to vote, the party which discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall be filed with the SEC and, to the extent required by applicable Law, disseminated to the shareholders of the Company.

Section 6.02 Company Shareholders’ Meeting.

(a) The Company shall, promptly after the SEC confirms that it has no further comments on the Schedule 13E-3, (i) establish a record date for determining shareholders of the Company entitled to vote at the Shareholders’ Meeting, (ii) with the assistance of Parent and Merger Sub, prepare, mail or cause to be mailed the Proxy Statement to the holders of Shares (and concurrently furnish the Proxy Statement under Form 6-K to the SEC), including Shares represented by ADSs, as of the record date established for the shareholders’ meeting, for the purpose of voting upon the authorization and approval of this Agreement, the Plan of Merger , and the Transactions, and (iii) instruct the Depositary to (A) fix the record date established by the Company for the Shareholders’ Meeting as the record date for determining the holders of ADSs who shall be entitled to give instructions for the exercise of the voting rights pertaining to the Shares represented by ADSs (the “Record ADS Holders”), (B) provide all proxy solicitation materials to all Record ADS Holders, and (C) vote all Shares represented by ADSs in accordance with the instructions of such corresponding Record ADS Holders. Without the prior written consent of Parent, authorization and approval of this Agreement, the Plan of Merger and the Transactions are the only matters (other than procedural matters) that shall be proposed to be voted upon by the shareholders of the Company at the Shareholders’ Meeting.

(b) Subject to Section 6.04(c) and 6.04(d), the Company Board shall recommend to holders of the Shares that they authorize and approve this Agreement, the Plan of Merger and the Transactions, and shall include such recommendation in the Proxy Statement. Without limiting the generality of the foregoing sentence and not withstanding anything to the contrary contained in this Agreement, the Company agrees its obligations to call, give notice of, convene and hold the Shareholders Meeting shall not be limited or otherwise affected by the commencement, public proposal, public disclosure, communication or submission to the Company or any other Person of any Competing Transaction, or by any Change in the Company Recommendations so long as this Agreement is not terminated by the Company pursuant to Section 8.03(c). Unless there is a Change in the Company Recommendation, the Company shall use its reasonable best efforts to solicit from its shareholders proxies in favor of the authorization and approval of this Agreement, the Plan of Merger and the Transactions and shall take all other actions reasonably necessary or advisable to secure the Requisite Company Vote.

Section 6.03 Access to Information.

(a) From the date hereof until the earlier of the Effective Time and the termination of this Agreement pursuant to Article VIII and subject to applicable Law and the Confidentiality Agreements, upon reasonably advance notice from Parent, the Company shall (i) provide to Parent (and Parent’s officers, directors, employees, accountants, consultants, financial and legal advisors, agents, financing sources and other representatives, collectively, “Representatives”) reasonable access during normal business hours to the offices, properties, books and records of any Group Company, (ii) furnish to Parent and its Representatives such existing financial and operating data and other existing information as such Persons may reasonably request, and (iii) instruct its and its Subsidiaries’ Representatives to reasonably cooperate with Parent and its Representatives in their investigation; provided that the Company shall not be required to (A) furnish, or provide any access to, any information to any Person not a party to, or otherwise covered by, the Confidentiality Agreements or any similar agreement with respect to such information, (B) take or allow actions that would unreasonably interfere with the Company’s or any of its Subsidiaries’ operation of their respective business or (C) provide access to or furnish any information if doing so would violate any agreement with any Third Party or any applicable Law, or where such access to information may involve the waiver of any privilege so long as the Company has taken all reasonable steps to permit inspection of or to disclose such information on a basis that does not compromise the Company’s or any of its Subsidiaries’ privilege with respect thereto.

(b) No investigation pursuant to this Section 6.03 shall affect any representation or warranty in this Agreement of any party hereto or any condition to the obligations of the parties hereto.

Section 6.04 No Solicitation of Transactions.

(a) The Company agrees that neither it nor any of its Subsidiaries nor any of its directors or officers will, and that it will instruct its and its Subsidiaries’ Representatives (including any investment banker, attorney or accountant retained by any Group Company), not to, in each case, directly or indirectly, (i) solicit, initiate or knowingly encourage (including by way of furnishing nonpublic information with respect to any Group Company), or knowingly facilitate, any inquiries or the making of any proposal or offer (including any proposal or offer to its shareholders) that constitutes, or would reasonably be expected to lead to, any Competing Transaction, or (ii) enter into, maintain or continue discussions or negotiations with, or provide any nonpublic information with respect to any Group Company to, any Person in furtherance of or in order to obtain a proposal or offer for a Competing Transaction, or (iii) agree to, approve, endorse or recommend any Competing Transaction or enter into any letter of intent or Contract or commitment contemplating or otherwise relating to any Competing Transaction (in each case, other than as permitted pursuant to Section 6.04(c)), or (iv) authorize or permit any of the Company or any of its Subsidiaries, or any Representative retained by or acting directly or indirectly under the direction of the Company or any of its Subsidiaries, to take any action set forth in clauses (a)(i) – (a)(iii) of this Section 6.04. The Company shall not release any Third Party from, or waive any provision of, any confidentiality or standstill agreement to which it is a party in respect of a Competing Transaction. The Company shall notify Parent as promptly as practicable (and in any event within 48 hours after the Company attains knowledge of any oral or written proposal or offer regarding a Competing Transaction, specifying (x) the identity of the party making such proposal or offer, and providing copies of such written proposal or offer (if any), and (y) whether the Company has any intention to provide confidential information to such Person. The Company shall not, and shall cause its Subsidiaries not to, enter into any confidentiality agreement with any third party subsequent to the date hereof which prohibits the Company from providing such information to Parent. Immediately upon the execution and delivery of this Agreement, the Company shall cease and cause to be terminated all existing discussions or negotiations with any Person conducted heretofore with respect to a Competing Transaction.

(b) Notwithstanding anything to the contrary in this Section 6.04, prior to the time the Required Company Vote is obtained, but not after, the Company Board may directly or indirectly through the Company Representatives (x) contact any Person that has made a proposal or offer regarding a Competing Transaction in order to clarify and understand the terms and conditions thereof in order to assess whether such offer or proposal is reasonably expected to lead to a Superior Proposal, and (y) furnish information to, and enter into discussions with, a Person who has made an unsolicited, written, bona fide proposal or offer regarding a Competing Transaction (provided that such bona fide proposal or offer shall not have been obtained in violation of Section 6.04(a) and the Company shall have complied with the requirements of Section 6.04(a) with respect to such proposal or offer), and the Special Committee has (i) determined, in its good faith judgment (after consultation with its financial advisor and outside legal counsel), that such proposal or offer constitutes or is likely to result in a Superior Proposal, (ii) determined, in its good faith judgment (upon advice by outside legal counsel), that, in light of such Superior Proposal, failure to furnish such information or enter into discussions would be inconsistent with its fiduciary obligations under applicable Law, and (iii) obtained from such Person an executed confidentiality agreement on terms no less favorable in the aggregate to the Company than those contained in the Confidentiality Agreements (it being understood that such confidentiality agreement and any related agreements shall not include any provision calling for any exclusive right to negotiate with such party or having the effect of prohibiting the Company from satisfying its obligations under this Agreement); provided that the Company shall concurrently make available to Parent any material information concerning the Company and the Company’s Subsidiaries that is provided to any such Person and that was not previously made available to Parent or its Representatives.

(c) Except as set forth in Section 6.04(d), neither the Company Board nor any committee thereof shall (i) (A) withhold, withdraw, qualify or modify, in a manner adverse to Parent or Merger Sub, or propose to withhold, withdraw, qualify or modify, in a manner adverse to Parent or Merger Sub, the Company Recommendation, (B) fail to include the Company Recommendation in the Proxy Statement, (C) approve or recommend, or publicly propose to approve or recommend to the shareholders of the Company, a Competing Transaction or (D) if a tender offer or exchange offer for 15% or more of the outstanding shares of capital stock of the Company that constitutes a Competing Transaction is commenced, fail to recommend against acceptance of such tender offer or exchange offer by the shareholders of the Company (including, for these purposes, by disclosing that it is taking no position with respect to the acceptance of such tender offer or exchange offer by its shareholders, which shall constitute a failure to recommend against acceptance of such tender offer or exchange offer, provided that a customary “stop, look and listen” communication by the Company Board pursuant to Rule 14d-9(f) of the Exchange Act or a statement that the Company Board has received and is currently evaluating such Competing Transaction shall not be prohibited or be deemed to be a Change in the Company Recommendation), within ten (10) Business Days after commencement (any of the foregoing, a “Change in the Company Recommendation”), or (ii) cause or permit the Company or any of its Subsidiaries to enter into any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement or other or similar document or Contract with respect to any Competing Transaction (other than a confidentiality agreement entered into in compliance with Section 6.04(b)) (each, an “Alternative Acquisition Agreement”).

(d) Notwithstanding the foregoing, if the Company Board determines, in its good faith judgment upon the recommendation of the Special Committee, prior to the time of the Shareholders’ Meeting and upon advice by outside legal counsel, that failure to make a Change in the Company Recommendation would be inconsistent with its fiduciary obligations under applicable Law, the Company Board may, effect a Change in the Company Recommendation and/or terminate this Agreement in accordance with Section 8.03(c), but only (i) if the Company shall have complied with the requirements of this Section 6.04 with respect to any proposal or offer; and (ii) if in response to a Superior Proposal, after (A) providing at least five (5) Business Days’ written notice to Parent (a “Notice of Superior Proposal”) advising Parent that the Company Board has received a Superior Proposal, specifying the material terms and conditions of such Superior Proposal, identifying the Person making such Superior Proposal and indicating that the Company Board intends to effect a Change in the Company Recommendation and the manner in which it intends to do so (it being agreed that the Notice of Superior Proposal and any amendment or update to such notice and the determination to so deliver such notice, or update or amend public disclosures with respect thereto shall not constitute a Change in the Company Recommendation for purposes of this Agreement), (B) making available its financial and legal advisors to negotiate with Parent and its Representatives in good faith (to the extent Parent desires to negotiate) to make adjustments in the terms and conditions of this Agreement so that such Third Party proposal or offer would cease to constitute a Superior Proposal, and (C) permitting Parent and its Representatives to make a presentation to the Company Board and the Special Committee regarding this Agreement and any adjustments with respect thereto (to the extent Parent desires to make such a presentation); provided that any material modifications to such Third Party proposal or offer that the Company Board has determined to be a Superior Proposal shall be deemed a new Superior Proposal and the Company shall be required to again comply with the requirements of this Section 6.04(d) (provided, that the reference to five (5) Business Days)’ written notice above shall be deemed to be a reference to three (3) Business Days’ written notice with respect to such new Superior Proposal.

(e) A “Competing Transaction” means any of the following (other than the Transactions): (i) any merger, consolidation, share exchange, business combination, scheme of arrangement, amalgamation, recapitalization, liquidation, dissolution or other similar transaction which would result in a Third Party acquiring assets, individually or in the aggregate, constituting 15% or more of the consolidated assets of the Company or to which 15% or more of the total revenue, operating income or EBITDA of the Company are attributable; (ii) any sale, lease, exchange, transfer or other disposition of assets or businesses that constitute or represent 15% or more of the total revenue, operating income, EBITDA or assets of the Group Companies, taken as a whole; (iii) any sale, exchange, transfer or other disposition of 15% or more of any class of equity securities of the Company; (iv) any tender offer or exchange offer that, if consummated, would result in any Person beneficially owning 15% or more of any class of equity securities of the Company.

(f) A “Superior Proposal” means a written, bona fide offer made by a Third Party for a Competing Transaction (with all percentages included in the definition of Competing Transaction increased to 50%) on terms (including conditions to consummation of the contemplated transaction) that the Company Board determines, in its good faith judgment upon the recommendation of the Special Committee (after (x) consultation with its financial advisor and outside legal counsel, and (y) taking into consideration such factors as the Special Committee considers appropriate, which may include, among other things, the legal, financial, regulatory and other aspects, of such offer and this Agreement (in each case taking into account any revisions to this Agreement made or proposed in writing by Parent pursuant to Section 6.04(d) or otherwise prior to the time of determination), including financing, regulatory approvals breakup or termination fee and expense reimbursement provisions, expected timing and risk and likelihood of consummation and other relevant events and circumstances), to be more favorable to the Company’s shareholders from a financial point of view (other than holders of Excluded Shares) than the Merger.

Section 6.05 Directors’ and Officers’ Indemnification and Insurance.

(a) The memorandum and articles of association of the Surviving Company shall contain provisions no less favorable with respect to exculpation, advancement of expenses and indemnification than are set forth in the memorandum and articles of association of the Company as in effect on the date hereof, which provisions shall not be amended, repealed or otherwise modified for a period of six (6) years from the Effective Time in any manner that would affect adversely the rights thereunder of individuals who, at or prior to the Effective Time, were directors, officers , employees, fiduciaries or agents of the Company, unless such modification shall be required by Law.

(b) The Surviving Company shall maintain in effect for six (6) years from the Effective Time, the current directors’ and officers’ liability insurance policies maintained by the Company with respect to matters occurring prior to the Effective Time, including acts or omissions occurring in connection with this Agreement and the consummation of the Transactions (the parties covered thereby, the “Indemnified Parties”); provided, however, that the Surviving Company may substitute therefor policies of at least the same coverage containing terms and conditions that are no less favorable, and provided, further, that in no event shall the Surviving Company be required to expend pursuant to this Section 6.05(b) more than an amount per year equal to 300% of current annual premiums paid by the Company for such insurance. In addition, the Company may and, at Parent’s request, the Company shall, purchase a six (6)-year “tail” prepaid policy prior to the Effective Time on terms and conditions no less advantageous to the Indemnified Parties than the existing directors’ and officers’ liability insurance maintained by the Company. If such “tail” prepaid policies have been obtained by the Company prior to the Effective Time, the Surviving Company shall, and Parent shall cause the Surviving Company to, maintain such policies in full force and effect, and continue to honor the respective obligations thereunder, and all other obligations of Parent or Surviving Company under this Section 6.05(b) shall terminate.

(c) From and after the Effective Time, the Surviving Company shall comply with all of the Company’s obligations, and shall cause its Subsidiaries to comply with their respective obligations to indemnify and hold harmless (including any obligations to advance funds for expenses) (i) the present and former officers and directors thereof against any and all costs or expenses (including reasonable attorneys’ fees and expenses), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative (“Damages”), arising out of, relating to or in connection with (A) the fact that such Person is or was a director, officer or employee of the Company or such Subsidiary, or (B) any acts or omissions occurring or alleged to have occurred prior to or at the Effective Time, to the extent provided under the Company’s or such Subsidiaries’ respective organizational and governing documents or agreements in effect on the date hereof and to the fullest extent permitted by the CICL or any other applicable Law, including the approval of this Agreement, the Plan of Merger, the Transactions, or the other Transactions or arising out of or pertaining to the Transactions and actions to enforce this provision or any other indemnification or advancement right of any such Person, provided that such indemnification shall be subject to any limitation imposed from time to time under applicable Law; and (ii) such Persons against any and all Damages arising out of acts or omissions in such Persons’ official capacity as an officer, director or other fiduciary in the Company or any of its Subsidiaries if such services was at the request or for the benefit of the Company or any of its Subsidiaries.

(d) A person seeking indemnification in accordance with Section 6.05(c) shall use commercially reasonably efforts to promptly notify the Surviving Company, to prevent the Surviving Company or any of its Subsidiaries from being materially and adversely prejudiced by late notice. The right of the Surviving Company (or a subsidiary nominated by it), if any, to participate in and/or assume the defense of any Action in respect of which indemnification is sought under Section 6.05(c) shall be determined in accordance with the applicable agreement or document providing for such indemnification.

(e) In the event the Company or the Surviving Company or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving company or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of the Company or the Surviving Company, as the case may be, or at Parent’s option, Parent, shall assume the obligations set forth in this Section 6.05.

(f) The provisions of this Section 6.05 shall survive the consummation of the Merger and are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties and their heirs and legal representatives, each of which shall be a third-party beneficiary of the provisions of this Section 6.05.

(g) Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or any of its Subsidiaries or their respective officers, directors and employees, it being understood and agreed that the indemnification provided for in this Section 6.05 is not prior to or in substitution for any such claims under any such policies.

Section 6.06 Notification of Certain Matters.

Each of the Company and Parent shall promptly notify the other in writing of:

(a) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the Transactions;

(b) any notice or other communication from any Governmental Authority in connection with the Transactions; and

(c) any Actions commenced or, to the knowledge of the Company or the knowledge of Parent, threatened against the Company or any of its Subsidiaries or Parent and any of its Subsidiaries, as the case may be, that, if pending on the date of this Agreement, would have been required to have been disclosed by such party pursuant to any of such party’s representations and warranties contained herein, or that relate to such party’s ability to consummate the Transactions;

together, in each case, with a copy of any such notice, communication or Action; provided that the delivery of any notice pursuant to this Section 6.06 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice.

Section 6.07 Further Action; Reasonable Best Efforts.

(a) Upon the terms and subject to the conditions of this Agreement, each of the parties hereto shall, (i) make promptly its respective filings, and thereafter make any other required submissions, with each relevant Governmental Authority with jurisdiction over enforcement of any applicable antitrust or competition Laws with respect to the Transactions, and coordinate and cooperate fully with the other parties in exchanging such information and providing such assistance as the other parties may reasonably request in connection therewith (including(A) notifying the other parties promptly of any communication (whether verbal or written) it or any of its Affiliates receives from any Governmental Authority in connection with such filings or submissions, (B) permitting the other parties to review in advance, and consulting with the other parties on, any proposed filing, submission or communication (whether verbal or written) by such party to any Governmental Authority, and (C) giving the other parties the opportunity to attend and participate at any meeting with any Governmental Authority in respect of any filing, investigation or other inquiry); and (ii) use its reasonable best efforts to take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws or otherwise to consummate and make effective the Transactions; provided, that none of the Company, Parent, Merger Sub or any of their Affiliates shall be required to hold separate, restructure, reorganize, sell, divest, dispose of, or otherwise take or commit to any action that limits its freedom of action with respect to, or its ability to retain, any of its businesses, services or assets. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers and directors of each party to this Agreement shall use their reasonable best efforts to take all such action.

Section 6.08 Obligations of Merger Sub.

Parent shall take all action necessary to cause Merger Sub to perform its obligations under this Agreement and to consummate the Transactions on the terms and subject to the conditions set forth in this Agreement.

Section 6.09 Participation in Litigation.

Prior to the Effective Time, each of Parent and the Company shall (a) give prompt notice to the other party of any Actions by shareholders of the Company commenced or, to the knowledge of Parent or the Company, as the case may be, threatened, against the Company and/or its directors which relate to this Agreement or the Transactions, and (b) the Company shall give Parent the opportunity to participate in the defense or settlement of any such shareholder Action against the Company and/or its directors relating to this Agreement or the Transactions, and no such Action shall be settled or compromised, and the Company shall not take any action to adversely affect or prejudice any such Action, without Parent’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed).

Section 6.10 Resignations.

To the extent requested by Parent in writing at least five (5) Business Days prior to Closing, on the Closing Date, the Company shall use reasonable best efforts to cause to be delivered to Parent duly signed resignations, effective as of the Effective Time, of the directors of any Group Company designated by Parent.

Section 6.11 Public Announcements.

Except as may be required by applicable Law, the press release announcing the execution of this Agreement shall be issued only in such form as shall be mutually agreed upon by the Company and Parent. Thereafter, at any time prior to earlier of the Effective Time and the termination of this Agreement pursuant to Article VIII, Parent and the Company shall consult with each other before issuing any press release, having any communication with the press (whether or not for attribution), making any other public statement or scheduling any press conference or conference call with investors or analysts with respect to this Agreement or the Transactions and, except in respect of any such press release, communication, other public statement, press conference or conference call as may be required by applicable Law or rules and policies of NASDAQ, shall not issue any such press release, have any such communication, make any such other public statement or schedule any such press conference or conference call prior to such consultation. Notwithstanding the foregoing, the restrictions set forth in this Section 6.11 shall not apply to any release or announcement made or proposed to be made by the Company in connection with a Change in the Company Recommendation in compliance with this Agreement.

Section 6.12 Stock Exchange Delisting.

Prior to the Effective Time, the Company shall cooperate with Parent and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of NASDAQ to enable the delisting by the Surviving Company from NASDAQ and the deregistration of the Shares under the Exchange Act as promptly as practicable after the Effective Time.

Section 6.13 Takeover Statutes.

If any Takeover Statute is or may become applicable to any of the Transactions, the parties shall use their respective reasonable best efforts (a) to take all action necessary so that no Takeover Statute is or becomes applicable to any of the Transactions and (b) if any such Takeover Statute is or becomes applicable to any of the foregoing, to take all action necessary (including, in the case of the Company and the Company Board, grant all necessary approvals) so that the Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement, including all actions to eliminate or lawfully minimize the effects of such Takeover Statute in the Company’s memorandum and articles of association on the Transactions.

Section 6.14 Cooperation in Financing. Each of Parent and Merger Sub shall use reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable to arrange and obtain the Financing and/or Alternative Financing (as defined below) on the terms and conditions described in the Financing Document or the Alternative Financing Document (as defined below), including by (i) maintaining in effect the Financing Document and/or the Alternative Financing Document, as applicable, (ii) satisfying on a timely basis all conditions applicable to Parent and Merger Sub in the Financing Document and/or the Alternative Financing Document that are within their control, (iii) consummating the financing contemplated by the Financing Document and/or the Alternative Financing Document, and (iv) fully enforcing the parties’ obligations (and the rights of Parent and Merger Sub) under the Financing Document and/or the Alternative Financing Document in the event that all conditions applicable to Parent and Merger Sub contained in the Financing Document and/or the Alternative Financing Document have been satisfied. If any portion of the Financing becomes unavailable on the terms and conditions contemplated by the Financing Document, (x) Parent and Merger Sub shall promptly notify the Company and (y) Parent and Merger Sub shall use their reasonable best efforts to arrange and obtain alternative financing from alternative sources in an amount sufficient to consummate the Transactions with terms and conditions that are not less favorable to Parent and Merger Sub (as determined in the reasonable discretion of Parent and Merger Sub) than the terms and conditions set forth in the Financing Document as promptly as practicable following the occurrence of such event (the “Alternative Financing”). Parent shall promptly provide a true, correct and complete copy of the commitment letter in connection with an Alternative Financing (“Alternative Financing Document”) to the Company, together with a copy of any related fee letter, with the fee amounts, pricing caps and other economic terms redacted.

(b) Neither Parent nor Merger Sub shall amend, alter or waive, or agree to amend, alter or waive (in any case whether by action or inaction), any term of the Financing Document and/or the Alternative Financing Document to (i) reduce the aggregate amount of the Financing and/or Alternative Financing such that the aggregate funds that would be available to Parent or Merger Sub on the Closing Date would not be sufficient to complete the Transactions contemplated hereunder on the Closing Date or (ii) impose new or additional conditions to the Financing and/or Alternative Financing or otherwise expand, amend or modify the Financing and/or Alternative Financing in a manner that would reasonably be expected to (A) prevent or materially delay the ability of Parent or Merger Sub to consummate the Merger and the other Transactions, (B) adversely impact in any material respect the ability of Parent or Merger Sub to enforce its rights against the other parties to the Financing Document and/or Alternative Financing Document, or (C) prevent or materially delay the ability of the Company to satisfy its obligation under Section 6.14 (c)(ix), in each case, without the prior written consent of the Company Board. Upon knowledge of any of the following, Parent shall promptly (and in any event within two (2) Business Days) notify the Company of (i) the expiration or termination (or attempted or purported termination, whether or not valid) of any Financing Document and/or Alternative Financing Document, (ii) any breach of any material provisions of any of the Financing Documents and/or Alternative Financing Document by any party thereto or (iii) any refusal by the parties to the Financing Document and/or Alternative Financing Document to provide, or any stated intent in writing by the parties to the Financing Document and/or Alternative Financing Document to refuse to provide, the full financing contemplated by the Financing Document and/or Alternative Financing Document.

(c) The Company agrees to use reasonable best efforts to provide, and shall instruct each of its Subsidiaries and each of their respective officers, employees and Representatives to provide to Parent and Merger Sub (at Parent’s sole cost and expense), all reasonable cooperation as may be requested by Parent or its Representatives in connection with any Financing and any Alternative Financing, including:

(i) participation in a reasonable number of meetings, presentations, due diligence sessions, road shows, sessions with rating agencies and other meetings, including arranging for reasonable direct contact between senior management, representatives and advisors of the Company with representatives of Parent and its Financing sources and/or Alternative Financing sources;

(ii) assisting in the preparation of bank information memoranda, rating agency presentations, and similar documents reasonably requested by Parent or its representatives in connection with the Financing and/or Alternative Financing (provided that such materials shall contain disclosure and financial statements reflecting the Surviving Company as obligor) (including using reasonable best efforts to obtain consents of accountants for use of their reports in any materials relating to the Financing and/or Alternative Financing and delivery of one or more customary representation letters);

(iii) as promptly as practicable, furnishing Parent and its Financing sources and/or Alternative Financing sources with financial and other pertinent information regarding the Company and its Subsidiaries customarily required for debt financing of the type contemplated under the Financing Document;

(iv) cooperating with advisors, consultants and accountants of Parent or its Financing sources and/or Alternative Financing sources with respect to the conduct of any examination, appraisal or review of the financial condition or any of the assets or liabilities of the Company or any Subsidiary of the Company, including for the purpose of establishing collateral eligibility and values;

(v) executing and delivering any customary officer certificates as may be reasonably requested by Parent;

(vi) facilitating the securing or pledging of collateral and executing and delivering any pledge and security documents, commitment letters, underwriting or placement agreements or other definitive financing documents, provided that any collateral or security granted to secure the Financing and/or Alternative Financing and any obligations of the Company or any of its Subsidiaries under any such definitive documents shall be contingent upon the occurrence of the Closing;

(vii) taking all actions reasonably necessary to permit the prospective lenders involved in the Financing and/or Alternative Financing to evaluate the Company’s current assets, cash management and accounting systems, policies and procedures relating thereto for the purpose of establishing collateral arrangements;

(viii) furnishing Parent, Merger Sub and its Representatives promptly with all documentation and other information required with respect to the Financing and/or Alternative Financing under applicable “know your customer” and anti-money laundering rules and regulations; and

(ix) with respect to the Financing only, establishing and maintaining a segregated bank account (the “CMB Account”) with China Merchants Bank Co., Ltd., Beijing Branch, and depositing into such account the RMB amount (the “Cash Deposit”) specified in the Financing Document (under the heading “Cash Pledge Accounts”) at least three (3) Business Days prior to Closing, and maintaining such Cash Deposit in the CMB Account up to and including the day of Closing.

provided that (1) nothing herein shall require any of the foregoing cooperation to the extent it would interfere unreasonably with the business or operations of the Company or its Subsidiaries, and (2) neither the Company nor any of the Company’s Subsidiaries shall be required to pay any commitment fee or similar fee or incur any liability with respect to the Financing and/or Alternative Financing prior to the Closing, provided further that neither the Company nor any of the Company’s Subsidiaries shall be considered required to pay any commitment fee or similar fee or incur any liability with respect to this clause (2) if Parent or Merger Sub pays for such commitment fee or similar fee . Each of Parent and Merger Sub shall promptly, upon request by the Company, reimburse the Company for all reasonable and documented out-of-pocket costs incurred by the Company or any of its Subsidiaries in connection with the foregoing cooperation and shall indemnify and hold harmless the Company, the Company’s Subsidiaries and their respective directors, officers, employees, agents and other representatives from and against any and all losses, damages, claims, costs or expenses suffered or incurred by any of them in connection with the arrangement of the Financing and/or Alternative Financing and any information utilized in connection therewith to the fullest extent permitted by applicable Law and with appropriate contribution to the extent such indemnification is not available, and the Limited Guarantees shall guarantee the obligations of Parent and Merger Sub pursuant to this sentence of Section 6.14(c).

(d) The Company hereby consents to the use of its and its Subsidiaries’ logos in connection with the Financing and/or Alternative Financing; provided that such logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage the Company or any of its Subsidiaries or the reputation or goodwill of the Company or any of its Subsidiaries.

Section 6.15 Action of Parent/ Merger Sub/ Rollover Shareholders.

Notwithstanding any other provision of this Agreement to the contrary, the Company shall not be deemed to be in breach of any representation, warranty, covenant or agreement hereunder, including Article V and Article VI hereof, if the alleged breach is the proximate result of action or inaction taken by the Company or any of its Subsidiaries at the direction of Parent, Merger Sub, any Rollover Shareholder or any shareholder, officer or director of Parent, Merger Sub or any Rollover Shareholder without the approval or direction of the Company Board (acting with the concurrence of the Special Committee) or the Special Committee. Except in the case of fraud or willful breach by the Company or when such breach or inaccuracy causes a Material Adverse Effect, in each case (but subject to the first sentence of this Section 6.15), neither Parent nor Merger Sub shall have any right to (a) terminate this Agreement under Section 8.04, or (b) claim any damage or seek any other remedy at law or in equity, in each case for any breach or inaccuracy in the representations and warranties made by the Company in Article III to the extent Parent, Merger Sub, any Rollover Shareholder or any shareholder, officer or director of Parent, Merger Sub or any Rollover Shareholder has knowledge of such breach or inaccuracy.

Section 6.16 Amendments to Parent Group Contracts.

(a) Without the Special Committee’s prior written consent (which consent shall not be unreasonably withheld, delayed or conditioned), (i) Parent and Merger Sub shall not, and shall cause any member of the Parent Group not to, unless and until a Change in the Company Recommendation has occurred, amend, modify, waive any provision of, withdraw, terminate or enter into any Parent Group Contract, and (ii) Parent, Merger Sub and any member of the Parent Group, including their respective Affiliates, shall not enter into or modify any Contract pursuant to which any management members, directors or shareholders of the Company (other than the individual Guarantors), or any of their respective Affiliates receives any consideration or other economic value from any person in connection with the Transactions that is not provided in the Parent Group Contracts as of the date hereof.

(b) As soon as practicable after the execution thereof (but in no event later than two (2) Business Days after the execution thereof), Parent and Merger Sub shall provide the Special Committee with a copy of any Contract (other than Contracts that are entered into between any member of the Parent Group, on the one hand, and any Representative of such member of the Parent Group, on the other hand) (i) (A) under which the obligations of the parties to such Contract are similar to those in any existing Parent Group Contract, (B) solely among one or more members of the Parent Group (including a consortium agreement or similar contractual arrangement) but not including any third party or (C) relate to any of the matters described in Section 6.16(a)(ii), and (ii) that relates to the Transactions, in each case that is entered into after the date hereof and to which a member of the Parent Group is a party. Parent and Merger Sub agree that any action by members of the Parent Group who are not parties to this Agreement that would constitute a breach of this Section 6.16 if such member of the Parent Group who are not parties to this Agreement were a party to this Agreement for the purposes of this Section 6.16 shall be deemed to be a breach of this Section 6.16.

ARTICLE VII

CONDITIONS TO THE MERGER

Section 7.01 Conditions to the Obligations of Each Party.

The obligations of the Company, Parent and Merger Sub to consummate the Merger are subject to the satisfaction or waiver (where permissible) of the following conditions:

(a) Shareholder Approval. This Agreement, the Plan of Merger and the Transactions shall have been authorized and approved by holders of Shares constituting the Requisite Company Vote at the Shareholders’ Meeting in accordance with the CICL and the Company’s memorandum and articles of association.

(b) No Injunction. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law or award, writ, injunction, determination, rule, regulation, judgment, decree or executive order (an “Order”) which is then in effect or is pending in writing and has or would have the effect of making the Merger illegal or otherwise prohibiting the consummation of the Transactions .

Section 7.02 Conditions to the Obligations of Parent and Merger Sub.

The obligations of Parent and Merger Sub to consummate the Merger are subject to the satisfaction or waiver (where permissible) of the following additional conditions:

(a) Representations and Warranties. (i) Other than the representations and warranties of the Company contained in Sections 3.03 and 3.04, the representations and warranties of the Company contained in this Agreement (disregarding for this purpose any limitation or qualification by materiality or Material Adverse Effect) shall be true and correct in all respects as of the date hereof and as of the Closing Date, as though made on and as of such date (other than representations and warranties that by their terms address matters only as of a specified date, which shall be true and correct only as of such date), except to the extent such failures to be true and correct, would not have a Material Adverse Effect; (ii) the representations and warranties set forth in Sections 3.03(a)-(c) shall be true and correct in all respects as of the date hereof and as of the Closing Date, except for de minimis inaccuracies, as though made on and as of such date; and (iii) the representations and warranties set forth in Sections 3.03(d)-(e) and Section 3.04 shall be true and correct in all material respects as of the date hereof and as of the Closing Date, as though made on and as of such date (other than representations and warranties that by their terms address matters only as of a specified date, which shall be true and correct only as of such date), in each case of (i)-(iii), interpreted without giving effect to any limitations or qualifications as to “materiality” (including the word “material”) or “Material Adverse Effect” set forth therein.

(b) Agreements and Covenants. The Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing Date; provided that, for the purposes of this Section 7.02(b) only, the covenant in Section 6.14(c)(ix) shall have been performed by the Company in full prior to and on the Closing Date as outlined therein without regard to (A) the “to use reasonable best efforts” in Section 6.14(c) or (B) the proviso (1) in Section 6.14(c).

(c) Officer Certificate. The Company shall have delivered to Parent a certificate, dated the Closing Date, signed by a senior executive officer of the Company, certifying as to the satisfaction of the conditions specified in Sections 7.02(a) and 7.02(b).

(d) Material Adverse Effect. Since the date of this Agreement, there shall not have occurred and be continuing a Material Adverse Effect.

(e) Dissenting Shareholders. The holders of no more than ten percent (10%) of the Shares shall have validly served a written objection under Section 238(2) of the CICL.

Section 7.03 Conditions to the Obligations of the Company.

The obligations of the Company to consummate the Merger are subject to the satisfaction or waiver (where permissible) of the following additional conditions:

(a) Representations and Warranties. The representations and warranties of Parent and Merger Sub contained in this Agreement (disregarding for this purpose any limitation or qualification by materiality) shall be true and correct in all respects as of the date hereof and as of the Closing Date, as though made on and as of such date (other than representations and warranties that by their terms address matters only as of a specified date, which shall be true and correct only as of such date), except to the extent such failures to be true and correct, individually or in the aggregate, would not reasonably be expected to prevent, materially delay or materially impede or impair the ability of Parent and Merger Sub to consummate any of the Transactions.

(b) Agreements and Covenants. Each of Parent and Merger Sub shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing Date.

(c) Officer Certificate. Parent shall have delivered to the Company a certificate, dated the date of the Closing, signed by an executive officer of Parent, certifying as to the satisfaction of the conditions specified in Sections 7.03(a) and 7.03(b).

Section 7.04 Frustration of Closing Conditions.

Prior to the Termination Date, none of the Company, Parent or Merger Sub may rely on the failure of any condition set forth in Article VII to be satisfied if such failure was caused by such party’s failure to comply with this Agreement and consummate the Transactions as contemplated by this Agreement.

ARTICLE VIII

TERMINATION, AMENDMENT AND WAIVER

Section 8.01 Termination by Mutual Consent.

This Agreement may be terminated and the Transactions may be abandoned at any time prior to the Effective Time (notwithstanding the receipt of the Requisite Company Vote) by mutual written consent of Parent and the Company (acting through the Special Committee) with the approval of their boards of directors.

Section 8.02 Termination by Either the Company or Parent.

This Agreement may be terminated by either the Company (upon the recommendation of the Special Committee) or Parent at any time prior to the Effective Time, if:

(a) the Merger shall not have been consummated on or before the date falling nine months from the date of this Agreement (the “Termination Date”) provided, that the right to terminate this Agreement pursuant to this Section 8.02(a) shall not be available to any party hereto if the failure of the Merger to have been consummated on or before the Termination Date was primarily due to such party’s breach of this Agreement or failure to perform any of its obligations under this Agreement;

(b) any Governmental Authority of competent jurisdiction over the Merger shall have enacted, issued, promulgated, enforced or entered any final and non-appealable Order which has the effect of making the consummation of the Merger illegal or otherwise preventing or prohibiting the consummation of the Transactions provided, that the right to terminate this Agreement pursuant to this Section 8.02(b) shall not be available to any party hereto if the issuance of such final, non-appealable Order was primarily due to such party’s breach of this Agreement or failure to perform any of its obligations under this Agreement; or

(c) the Requisite Company Vote shall not have been obtained at the Shareholders’ Meeting duly convened therefor and concluded or at any adjournment or postponement thereof; provided that the right to terminate this Agreement pursuant to this Section 8.02(c) shall not be available to any party hereto if the failure to obtain the Requisite Company Vote was primarily due to such party’s breach of this Agreement or failure to perform any of its obligations under this Agreement.

Section 8.03 Termination by the Company.

This Agreement may be terminated by the Company (upon the recommendation of the Special Committee) at any time prior to the Effective Time, if:

(a) a breach of any representation, warranty, agreement or covenant of Parent or Merger Sub set forth in this Agreement, shall have occurred, which breach would give rise to the failure of a condition set forth in Section 7.01 or Section 7.03 and as a result of such breach by Parent or Merger Sub, such condition would not be capable of being satisfied prior to the Termination Date; provided, however, that, the Company shall not have the right to terminate this Agreement pursuant to this Section 8.03(a) if the Company is then in material breach of any representations, warranties, agreements or covenants hereunder that would result in the conditions to Closing set forth in Section 7.01 or Section 7.02 not being satisfied; or

(b) if (i) all of the conditions set forth in Section 7.01 and Section 7.02 (other than those conditions that by their nature are to be satisfied by actions taken at the Closing) have been satisfied, (ii) the Company has irrevocably confirmed by notice to Parent that all conditions set forth in Section 7.03 have been satisfied or that it is willing to waive any unsatisfied conditions in Section 7.03 and (iii) Parent and Merger Sub fail to consummate the Merger within ten (10) Business Days after the date on which the Closing should have occurred pursuant to Section 1.02; or

(c) prior to the receipt of the Requisite Company Vote, (i) the Company Board has authorized the Company to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal pursuant to Section 6.04(d), and (ii) the Company concurrently with, or immediately after, the termination of this Agreement enters into the Alternative Acquisition Agreement with respect to the Superior Proposal referred to in the foregoing clause (i); provided that the Company shall not be entitled to terminate this Agreement pursuant to this Section 8.03(c) unless the Company has (A) complied in all respects with the requirements of Section 6.04 with respect to such Superior Proposal and/or Alternative Acquisition Agreement (other than immaterial non-compliance that does not adversely affect Parent or Merger Sub) and (B) complied in all respects with Section 8.06 and pays the Company Termination Fee prior to or concurrently with taking any action pursuant to this Section 8.03(c), and any purported termination pursuant to this Section 8.03(c) shall be void and of no force or effect if the Company shall not have paid the Company Termination Fee.

Section 8.04 Termination by Parent.

This Agreement may be terminated by Parent at any time prior to the Effective Time, if:

(a) a breach of any representation, warranty, agreement or covenant of the Company set forth in this Agreement shall have occurred, which breach would give rise to the failure of a condition set forth in Section 7.01 or Section 7.02 and as a result of such breach by the Company, such condition would not be capable of being satisfied prior to the Termination Date; provided, however, that, Parent shall not have the right to terminate this Agreement pursuant to this Section 8.04(a) if either Parent or Merger Sub is then in material breach of any representations, warranties, agreements or covenants hereunder that would result in the conditions to Closing set forth in Section 7.01 or Section 7.03 not being satisfied; or

(b) a Company Triggering Event shall have occurred; provided that Parent shall not have the right to terminate this Agreement pursuant to this Section 8.04(b) if Parent or Merger Sub’s failure to fulfill any of its obligations under this Agreement has been a cause of, or resulted in, such Company Triggering Event.

Section 8.05 Effect of Termination.

In the event of the termination of this Agreement pursuant to this Article VIII, this Agreement shall forthwith become void, and there shall be no liability under this Agreement on the part of any party hereto; provided, however, that the terms of Section 6.11, Article VIII and Article IX shall survive any termination of this Agreement.

Section 8.06 Fees Following Termination.

(a) The Company will pay, or cause to be paid, by wire transfer of same day funds, to one or more designees of Parent a cash amount equal to $2.66 million (the “Company Termination Fee”) if this Agreement is terminated:

(i) by Parent pursuant to Section 8.04; provided that in the event the Company fails to perform its obligations in Section 6.14(c)(vi) or Section 6.14(c)(ix) because the Company or its relevant Subsidiary does not receive the full amount of sales proceeds (being not less than the amount of the Cash Deposit specified under Section 6.14(c)(ix)) from Beijing Longde Wenchuang Fund Management Co., Ltd. with respect to the contemplated sale of the Company’s advertising business, the Company shall in no event be obligated to pay the Company Termination Fee as a result of such failure;

(ii) by the Company or Parent pursuant to Section 8.02(a) or Section 8.02(c), if, (A) at or prior to the time of such termination, a bona fide proposal or offer with respect to a Competing Transaction shall have been submitted, proposed or publicly announced or publicly made known to the Company, and not withdrawn, and (B) within six (6) months after such termination the Company or any of its Subsidiaries consummates such Competing Transaction with a Third Party (provided that for purposes of this Section 8.06(a), all references to “15%” in the definition of “Competing Transaction” shall be deemed to be references to “50%”); or

(iii) by the Company pursuant to Section 8.03(c);

such payment to be made, in the case of termination pursuant to clauses (i) and (iii) above, at or prior to the time of such termination, and, in the case of termination pursuant to clause (ii) above, as promptly as possible (but in any event within two (2) Business Days following the consummation by the Company or its Subsidiary of the Competing Transaction).

(b) Parent will pay, or cause to be paid, by wire transfer of same day funds, to the Company a cash amount equal to $5.32 million (the “Parent Termination Fee”) if this Agreement is terminated by the Company pursuant to Section 8.03(a) or Section 8.03(b), such payment to be made as promptly as possible (but in any event within two (2) Business Days) following such termination. For the avoidance of doubt, in the event the Company does not do any of the following which shall not result from any action or inaction or direction of Parent, Merger Sub or any shareholders, directors or officers of Parent or Merger Sub, and, solely as a result of such event and through no fault of Parent, Merger Sub or any shareholders, directors or officers of Parent or Merger Sub, Parent fails to obtain the Financing in accordance with the Financing Document, Parent shall not be required to pay the Parent Termination Fee: (i) establish and maintain a segregated bank account with China Merchants Bank, Co., Ltd., Beijing Branch, (ii) deposit into such account the Cash Deposit specified in the Financing Document (under the heading “Cash Pledge Accounts”) at least three (3) Business Days prior to Closing and (iii) maintain such Cash Deposit in the CMB Account up to and including the day of Closing.

(c) In the event that the Company fails to pay the Company Termination Fee, or Parent fails to pay the Parent Termination Fee, when due and in accordance with the requirements of this Agreement, the Company or Parent, as the case may be, shall reimburse the other party for all reasonable, out of pocket costs and expenses actually incurred or accrued by the other party (including fees and expenses of counsel) in connection with the collection under and enforcement of this Section 8.06. Such collection expenses shall not otherwise diminish in any way the payment obligations hereunder.

(d) Each of the Company, Parent and Merger Sub acknowledges that (i) the agreements contained in this Section 8.06 are an integral part of the Transactions, (ii) the damages resulting from termination of this Agreement under circumstances where a Company Termination Fee or Parent Termination Fee is payable are uncertain and incapable of accurate calculation and therefore, the amounts payable pursuant to Section 8.06(a) or Section 8.06(b) are not a penalty but rather constitute amounts akin to liquidated damages in a reasonable amount that will compensate Parent or the Company, as the case may be, for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Transactions, and (iii) without the agreements contained in this Section 8.06, the parties hereto would not have entered into this Agreement.

(e) Notwithstanding anything to the contrary in this Agreement, in the event that Parent or Merger Sub fails to effect the Closing for any reason or no reason or they otherwise breach this Agreement (whether willfully, intentionally, unintentionally or otherwise) or otherwise fail to perform hereunder (whether willfully, intentionally, unintentionally or otherwise), then except for an order of specific performance to the extent permitted by Section 9.08, the Company’s right to terminate this Agreement and receive the Parent Termination Fee pursuant to Section 8.06(b) and, if applicable, expenses pursuant to Section 6.14(c) or Section 8.06(c) and the guarantee of such obligations pursuant to the Limited Guarantees shall be the sole and exclusive remedy (whether at law, in equity, in contract, in tort or otherwise) of any Group Company and all members of the Company Group (as defined below) against (i) Parent or Merger Sub, (ii) the former, current and future holders of any equity, partnership or limited liability company interest, controlling persons, directors, officers, employees, agents, attorneys, Affiliates, members, managers, general or limited partners, stockholders, assignees of Parent or Merger Sub, (iii) any lender or prospective lender, lead arranger, arranger, agent or representative of or to Parent or Merger Sub, or any other Persons that have committed to provide or otherwise entered into agreements in connection with the Financing or (iv) any holders or future holders of any equity, stock, partnership or limited liability company interest, controlling persons, present and former directors, officers, employees, agents, attorneys, Affiliates, members, managers, general or limited partners, stockholders, representatives and their successors and assignees of any of the foregoing (clauses (i) – (iv), collectively, the “Parent Group”), for any loss or damage suffered as a result of any breach of any representation, warranty, covenant or agreement (whether willfully, intentionally, unintentionally or otherwise) or failure to perform hereunder (whether willfully, intentionally, unintentionally or otherwise) or other failure of the Transactions to be consummated (whether willfully, intentionally, unintentionally or otherwise). For the avoidance of doubt, except in the event of fraud or willful breach, neither Parent nor any member of the Parent Group shall have any liability for monetary damages of any kind or nature or arising in any circumstance in connection with this Agreement or any of the Transactions other than the payment of the Parent Termination Fee pursuant to Section 8.06(b) and, if applicable, expenses pursuant to Section 8.06(c), and in no event other than fraud or willful breach shall any Group Company, the direct or indirect shareholders of the Company or any other Person, or any of their respective Affiliates, directors, officers, employees, members, managers, partners, representatives, advisors, agents, successors or permitted assigns of the foregoing, (collectively, the “Company Group”) seek, or permit to be sought, on behalf of any member of the Company Group, any monetary damages from any member of the Parent Group in connection with this Agreement or any of the Transactions, other than (without duplication) from Parent or Merger Sub to the extent provided in Section 8.06(b) and, if applicable, expenses pursuant to Section 8.06(c) and the guarantee of such obligations pursuant to the Limited Guarantees. In no event shall the Company or any member of the Company Group be entitled to seek the remedy of specific performance of this Agreement, other than as set forth in Section 9.08. For the avoidance of doubt, while the Company may pursue both a grant of specific performance as permitted by Section 9.08 and the payment of the Parent Termination Fee pursuant to Section 8.06(b), plus any amounts pursuant to Section 8.06(c) (if any), under no circumstances shall the Company be permitted or entitled to receive both such grant of specific performance and payment of the Parent Termination Fee. In addition, the Company shall be the only Person entitled to seek payment of the Parent Termination Fee and such expenses. This provision was specifically bargained for and reflected in the Merger Consideration and is intended to be for the benefit of, and shall be enforceable by, each member of the Parent Group.

(f) Notwithstanding anything to the contrary in this Agreement, in the event that the Company fails to perform hereunder or breach any provision of this Agreement (whether willfully, intentionally, unintentionally or otherwise), then except for an order of specific performance to the extent permitted by Section 9.08, Parent’s right to terminate this Agreement and receive the Company Termination Fee pursuant to Section 8.06(a), plus any amounts pursuant to Section 8.06(c) (if any) shall be the sole and exclusive remedy (whether at law, in equity, in contract, in tort or otherwise) of any member of the Parent Group against any member of the Company Group, for any loss or damage suffered as a result of any breach of any representation, warranty, covenant or agreement (whether willfully, intentionally, unintentionally or otherwise), any failure to perform hereunder or other failure of the Transactions to be consummated (whether willfully, intentionally, unintentionally or otherwise). For the avoidance of doubt, except in the event of fraud or willful breach, neither the Company nor any member of the Company Group shall have any liability for monetary damages of any kind or nature or arising in any circumstance in connection with this Agreement or any of the Transactions other than the payment of the Company Termination Fee pursuant to Section 8.06(a), plus any amounts pursuant to Section 8.06(c) (if any), and in no event (other than in case of fraud or willful breach) shall any of Parent or Merger Sub or any other member of the Parent Group seek, or permit to be sought, on behalf of any member of the Parent Group, any monetary damages from any member of the Company Group in connection with this Agreement or any of the Transactions, other than (without duplication) from the Company to the extent provided in Section 8.06(a), plus any amounts pursuant to Section 8.06(c) (if any). In no event shall any of Parent, Merger Sub or any other member of the Parent Group be entitled to seek the remedy of specific performance of this Agreement other than as set forth in Section 9.08. For the avoidance of doubt, while Parent may pursue both a grant of specific performance as permitted by Section 9.08 and the payment of the Company Termination Fee pursuant to Section 8.06(a), plus any amounts pursuant to Section 8.06(c) (if any), under no circumstances shall Parent be permitted or entitled to receive both such grant of specific performance and payment of the Company Termination Fee. In addition, Parent shall be the only Person entitled to seek payment of the Company Termination Fee and such expenses. This provision was specifically bargained for and reflected in the Merger Consideration and is intended to be for the benefit of, and shall be enforceable by, each member of the Company Group.

ARTICLE IX

GENERAL PROVISIONS

Section 9.01 Non-Survival of Representations, Warranties and Agreements.

None of the representations and warranties in this Agreement or in any schedule or instrument delivered pursuant to this Agreement shall survive beyond the Effective Time. None of the covenants and agreements in this Agreement shall survive beyond the Effective Time, other than the covenants and agreements contained in this Article IX, the agreements of the Company, Parent and Merger Sub contained in Article II and Article VIII and those other covenants and agreements of the parties which by their terms apply or contemplate performance after the Effective Time until fully performed.

Section 9.02 Notices.

All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by telecopy or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 9.02):

if to Parent or Merger Sub:

17/F, Sky Plaza

No. 46 Dongzhimenwai Street

Dongcheng District, Beijing 10027

The People’s Republic of China

Attention: Mr. Herman Man Guo

Facsimile: (86 10) 84608098

with a copy to:

Skadden, Arps, Slate, Meagher & Flom,

42/F Edinburgh Tower, The Landmark,

15 Queen’s Road Central, Hong Kong

Attention: Z. Julie Gao / Haiping Li

Facsimile: +852 3910 4850 / +852 3910 4835

if to the Company:

AirMedia Group Inc.

17/F, Sky Plaza

No. 46 Dongzhimenwai Street

Dongcheng District, Beijing 10027

The People’s Republic of China

Attention: Richard Wu

Facsimile: (86 10) 84608098

with a copy to:

Kirkland & Ellis International LLP

c/o 26/F Gloucester Tower

The Landmark

15 Queen’s Road Central

Central, Hong Kong

Attention: David Zhang/ Jesse Sheley

Facsimile: +852-3761-3301

Email: david.zhang@kirkland.com / jesse.sheley@kirkland.com

Section 9.03 Certain Definitions.

(a) For purposes of this Agreement:

“Affiliate” of a specified Person means a Person who, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person.

“Anticorruption Laws” means Laws relating to anti-bribery or anticorruption (governmental or commercial), which apply to the business and dealings of any Group Company, including, laws that prohibit the corrupt payment, offer, promise or authorization of the payment or transfer of Anything of Value , directly or indirectly, to any foreign government official, foreign government employee or commercial entity to obtain a business advantage such as, without limitation, the PRC Law on Anti-Unfair Competition adopted on September 2, 1993, the Interim Rules on Prevention of Commercial Bribery issued by the PRC State Administration of Industry and Commerce on November 15, 1996, the U.S. Foreign Corrupt Practices Act of 1977, as amended from time to time and all applicable Laws enacted to implement the OECD Convention on Combating Bribery of Foreign Officials in International Business Transactions.

“Anything of Value” means any form of benefit including cash, gift, travel, meal, entertainment, scholarship and loan at below market rate.

“Business Day” means any day on which the principal offices of the SEC in Washington, D.C. are open to accept filings, or, in the case of determining a date when any payment is due, any day on which banks are not required or authorized to close in New York or Hong Kong.

“Company Disclosure Schedule” means the disclosure schedule delivered by the Company to and accepted by Parent and Merger Sub on the date hereof.

“Company Share Award” means each option to purchase Shares granted by the Company under the Share Incentive Plans.

“Company Triggering Event” shall be deemed to have occurred if (i) there shall have been a Change in the Company Recommendation; or (ii) the Company Board shall have publicly recommended to the shareholders of the Company a Competing Transaction or shall have entered into any Alternative Acquisition Agreement with respect to any Competing Transaction (other than a confidentiality agreement entered into in compliance with Section 6.04(b)).

“Confidentiality Agreements” means, collectively, the confidentiality agreement between the Company and Herman Man Guo , dated July 17, 2015 and the confidentiality agreement between the Company and Qing Xu, dated July 17, 2015.

“Contract” means any note, bond, mortgage, indenture, deed of trust, contract, agreement, lease, license, permit, franchise or other instrument.

“control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, or as trustee or executor, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities or the possession of voting power, as trustee or executor, by contract or credit arrangement or otherwise.

“Environmental Law” means any applicable local, provincial or national Law relating to (a) the protection of health, safety or the environment or (b) the handling, use, transportation, disposal, release or threatened release of any Hazardous Substance.

“Excluded Shares” means, collectively, (i) the Rollover Shares; (ii) Shares (including ADSs corresponding to such Shares) held by Parent, Merger Sub, the Company or any of their respective Subsidiaries; and (iii) Shares (including ADSs corresponding to such Shares) held by the Depositary and reserved for issuance and allocation (but not yet allocated) pursuant to the Share Incentive Plans.

“Exercise Price” means, with respect to any Company Share Award, the applicable exercise price per Share underlying such Company Share Award.

“Government Official” means (i) any official, officer, employee or representative of, or any Person acting in an official capacity for or on behalf of, any Governmental Authority, (ii) any political party or party official or candidate for political office or (iii) any company, business, enterprise or other entity owned, in whole or in part, or controlled by any Person described in the foregoing clause (i) or (ii) of this definition.

“Group Company” means any of the Company and its Subsidiaries.

“Hazardous Substance” means any chemical, pollutant, waste or substance that is (a) listed, classified or regulated under any Environmental Law as hazardous substance, toxic substance, pollutant, contaminant or oil or (b) any petroleum product or by product, asbestos containing hazardous material, polychlorinated biphenyls or radioactive material.

“Indebtedness” means, with respect to any Person, (i) all indebtedness of such Person, whether or not contingent, for borrowed money, (ii) all obligations of such Person for the deferred purchase price of property or services, (iii) all obligations of such Person evidenced by notes, bonds, debentures or other similar instruments, (iv) all obligations of such Person under currency, interest rate or other swaps, and all hedging and other obligations of such Person under other derivative instruments, (v) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired by such Person (even though the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property), (vi) all obligations of such Person as lessee under leases that have been or should be, in accordance with GAAP, recorded as capital leases, (vii) all obligations, contingent or otherwise, of such Person under acceptance, letter of credit or similar facilities, (viii) all obligations of such Person to purchase, redeem, retire, defease or otherwise acquire for value any share capital of such Person or any warrants, rights or options to acquire such share capital, valued, in the case of redeemable preferred shares, at the greater of its voluntary or involuntary liquidation preference plus accrued and unpaid dividends, (ix) all Indebtedness of others referred to in clauses (i) through (viii) above guaranteed directly or indirectly in any manner by such Person, and (x) all Indebtedness referred to in clauses (i) through (viii) above secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Liens on property (including accounts and contract rights) owned by such Person, even though such Person has not assumed or become liable for the payment of such Indebtedness.

“Insolvent” means, with respect to any Person (i) the present fair saleable value of such Person’s assets is less than the amount required to pay such Person’s total Indebtedness, (ii) such Person is unable to pay its debts and liabilities, subordinated, contingent or otherwise, as such debts and liabilities become absolute and matured, (iii) such Person intends to incur or believes that it will incur debts that would be beyond its ability to pay as such debts mature, or (iv) such Person has unreasonably small capital with which to conduct the business in which it is engaged as such business is now conducted and is proposed to be conducted.

“Intellectual Property” means in any and all jurisdictions worldwide, to the extent protected by applicable Laws, all (i) patents, utility models, inventions and discoveries, statutory invention registrations, mask works, invention disclosures, and industrial designs, community designs and other designs, (ii) trademarks, service marks, domain names, uniform resource locators, trade dress, trade names, logos and other identifiers of source, including the goodwill symbolized thereby or associated therewith, (iii) works of authorship (including Software) and copyrights, and moral rights, design rights and database rights therein and thereto, (iv) confidential and proprietary information, including Trade Secrets, know-how and invention rights, (v) rights of privacy and publicity, (vi) registrations, applications, renewals, continuations, continuations-in-part, substitutions and extensions for any of the foregoing in (i)-(iii) and (v), and (vii) any and all other similar proprietary rights.

“knowledge” means, with respect to the Company, the actual knowledge, as of the date of this Agreement, of the Chief Financial Officer of the Company, and with respect to any other party hereto, the actual knowledge of any director of such party.

“Liens” means any security interest, pledge, hypothecation, mortgage, lien (including environmental and Tax liens), violation, charge, lease, license, encumbrance, servient easement, adverse claim, reversion, reverter, preferential arrangement, restrictive covenant, condition or restriction of any kind, including any restriction on the use, voting, transfer, receipt of income or other exercise of any attributes of ownership.

“Material Adverse Effect” means any event, circumstance, change or effect that, individually or in the aggregate with all other events, circumstances, changes and effects, is or would reasonably be expected to (i) be materially adverse to the business, financial condition, or results of operations of the Group Companies taken as a whole or (ii) prevent the consummation of the Transactions; provided, however, that in no event shall any of the following, either alone or in combination, constitute, or be taken into account in determining whether there has been, a “Material Adverse Effect”: (A) changes affecting the economic conditions or financial markets generally in any country or region in which the Company or any of its Subsidiaries conducts business; (B) changes in GAAP or any interpretation thereof after the date hereof, or to applicable Laws or the interpretation or enforcement thereof that are applicable to the Company or any of its Subsidiaries after the date of this Agreement; (C) changes that are the result of factors generally affecting the industries in which the Company and its Subsidiaries operate; (D) changes affecting the financial, credit or securities markets in which the Company or any of its Subsidiaries operates, including changes in interest rates or foreign exchange rates; (E) effects resulting from the public announcement of the Transactions, including the initiation of litigation or other legal proceeding by any Person with respect to this Agreement or the Transactions or any losses of employees; (F) the Company’s failure to meet any estimates, forecasts or expectations of the Company’s revenue, earnings or other financial performance or results of operation or a change in the Company’s credit ratings; (G) natural disasters, declarations of war, acts of sabotage or terrorism or armed hostilities, in each case occurring after the date hereof; (H) changes in the market price or trading volume of the ADSs; (I) actions taken (or omitted to be taken) at the request of Parent or Merger Sub; (J) effects resulting from the identity of, or any facts or circumstances relating to Parent, Merger Sub, the Guarantors or any of their respective Affiliates; or (K) loss of, or change in, the relationship of the Company or any of its Subsidiaries, contractual or otherwise, with its customers, suppliers, vendors, lenders, employees, investors, or joint venture partners arising out of the execution, delivery or performance of this Agreement, the consummation of the Transactions or the announcement of any of the foregoing; provided further, that events, circumstances, changes or effects set forth in clauses (A), (B), (C) and (G) above shall be taken into account in determining whether a “Company Material Adverse Effect” has occurred or reasonably would be expected to occur if and to the extent such events, circumstances, changes or effects individually or in the aggregate have a materially disproportionate impact on the Company and its Subsidiaries, taken as a whole, relative to the other participants in the industries and geographic markets in which the Company and its Subsidiaries conduct their businesses.

“Permitted Liens” means (i) Taxes, assessments and other governmental levies, fees or charges imposed which are not yet due and payable, or which are being contested in good faith, (ii) mechanics liens and similar liens arising or incurred in the ordinary course of business relating to obligations as to which there is no default on the part of the Group Companies or that secure a liquidated amount, that are being contested in good faith, (iii) zoning, building codes and other land use Laws regulating the use or occupancy of such real property or the activities conducted thereon which are imposed by any Governmental Authority having jurisdiction over such real property which are not violated by the current use or occupancy of such real property or the operation of the business thereon, (iv) easements, covenants, conditions, restrictions and other similar matters of record affecting title to such real property which do not or would not materially impair the use or occupancy of such real property or the operation of the business conducted thereon, (v) leases, subleases and licenses (other than capital leases and leases underlying sale and leaseback transactions), (vi) Liens imposed by applicable Law, (vii) pledges or deposits to secure obligations under workers’ compensation Laws or similar legislation or to secure public or statutory obligations, (viii) pledges and deposits to secure the performance of bids, trade contracts, leases, surety and appeal bonds, performance bonds and other obligations of a similar nature, in each case in the ordinary course of business, (ix) Liens securing indebtedness or liabilities that (A) are reflected in the Company SEC Reports filed or furnished prior to the date hereof, or (B) that have otherwise been disclosed to Parent in writing as of the date of this Agreement, (x) Liens arising in connection with contractual arrangements through which the Company controls certain Group Companies; (xi) Liens created by licenses of Intellectual Properties in the ordinary course of business, and (xii) any other Liens that have been incurred or suffered in the ordinary course of business and that would not have a Material Adverse Effect.

“Person” means an individual, corporation, partnership, limited partnership, limited liability company, syndicate, person (including a “person” as defined in Section 13(d)(3) of the Exchange Act), trust, association or entity or government, political subdivision, agency or instrumentality of a government.

“Rollover Shares” shall mean all the Shares and ADSs beneficially owned (as determined pursuant to Rule 13d-3 under the Exchange Act) by any Rollover Shareholders, but excluding the 1,000,000 Shares beneficially owned by Mambo Fiesta Limited, and the constitution of the Rollover Shares is set forth on Annex B.

“Rollover Shareholders” means, collectively, Wealthy Environment Limited, Dan Shao, Global Earning Pacific Limited and Mambo Fiesta Limited.

“Share Incentive Plans” means, collectively, the 2007 Option Plan, the 2011 Option Plan, and the 2012 Option Plan of the Company and all amendments and modifications thereto.

“Software” means all (i) computer programs, applications, systems and code, including software implementations of algorithms, models and methodologies, program interfaces, and source code and object code, (ii) Internet and intranet websites, databases and data compilations, including data and collections of data, whether machine-readable or otherwise, (iii) software development and design tools, library functions and compilers, (iv) technology supporting websites, and the contents and audiovisual displays of websites, and (v) documentation and other works of authorship (including user manuals and training materials) embodying any of the foregoing.

“Subsidiary” means, with respect to any Person, any Person of which (i) such party or any other Subsidiary of such party is a general partner, (ii) at least a majority of the securities (or other interests having by their terms ordinary voting power to elect a majority of the board of directors or other performing similar functions with respect to such corporation or other organization) is, directly or indirectly, owned or controlled by such party or by any one or more of its Subsidiaries, or by such party and one or more of its Subsidiaries or (iii) such party or any other Subsidiary of such party controls through contractual arrangements.

“Taxes” means any and all taxes, fees, levies, duties, tariffs, imposts and other charges of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Authority or taxing authority, including: taxes or other charges on or with respect to income, franchise, windfall or other profits, gross receipts, occupation, property, real estate, deed, land use, sales, use, capital stock, payroll, severance, employment (including withholding obligations imposed on employer/payer), social security, workers’ compensation, unemployment compensation or net worth; taxes or other charges in the nature of excise, withholding (as payor or payee), ad valorem, stamp, transfer, value-added or gains taxes; license, registration and documentation fees; and customers’ duties, tariffs and similar charges.

“Third Party” means any Person or “group” (as defined under Section 13(d) of the Exchange Act) of Persons, other than Parent or any of its Affiliates or Representatives.

(b) The following terms have the meaning set forth in the Sections set forth below:

Defined Term	Location of Definition
2014 Annual Report	Section 3.07(d)
Action	Section 3.10
ADS	Section 2.01(b)
ADSs	Section 2.01(b)
Agreement	Preamble
Alternative Acquisition Agreement	Section 6.04(c)
Alternative Financing	Section 6.14(a)
Alternative Financing Document	Section 6.14(a)
Bankruptcy and Equity Exception	Section 3.04(a)
Cash Deposit	Section 6.14(c)(ix)
Cash Pledge Accounts	Section 6.14(c)(ix)
Change in the Company Recommendation	Section 6.04(c)
CICL	Recitals
Closing	Section 1.02
Closing Date	Section 1.02
CMB Account	Section 6.14(c)(ix)
Company	Preamble

Company Benefit Plans	Section 3.11(b)
Company Board	Recitals
Company Group	Section 8.06(e)
Company Licensed Intellectual Property	Section 3.14(b)
Company Owned Intellectual Property	Section 3.14(a)
Company Recommendation	Section 3.04(b)
Company Representative	Section 3.06(b)
Company SEC Reports	Section 3.07(a)
Company Termination Fee	Section 8.06(a)
Competing Transaction	Section 6.04(e)
Damages	Section 6.05(c)
Deposit Agreement	Section 2.06
Depositary	Section 2.06
Dissenter Right	Section 2.03(a)
Dissenting Shareholders	Section 2.03(a)
Dissenting Shares	Section 2.03(a)
Effective Time	Section 1.03
Employees	Section 3.11(b)
Exchange Act	Section 3.05(b)
Exchange Fund	Section 2.04(a)
Fee Letter	Section 4.05(a)
Financing	Section 4.05(a)
Financing Document	Section 4.05(a)
GAAP	Section 3.07(b)
Governmental Authority	Section 3.05(b)
Guarantor	Recitals
Guarantors	Recitals
Indemnified Parties	Section 6.05(b)
Law	Section 3.05(a)
Leased Real Property	Section 3.13(b)
Lender	Section 4.05(a)
Limited Guarantee	Recitals
Limited Guarantees	Recitals
Material Company Permits	Section 3.06(a)
Material Contracts	Section 3.17(a)
Merger	Recitals
Merger Consideration	Section 2.04(a)
Merger Sub	Preamble
NASDAQ	Section 3.05(b)
Notice of Superior Proposal	Section 6.04(d)
Order	Section 7.01(b)
Owned Real Property	Section 3.13(a)
Parent	Preamble
Parent Group	Section 8.06(e)
Parent Group Contracts	Section 4.11
Parent Termination Fee	Section 8.06(b)
Paying Agent	Section 2.04(a)
Per ADS Merger Consideration	Section 2.01(b)
Per Share Merger Consideration	Section 2.01(a)
Plan of Merger	Section 1.03

Preferred Shares	Section 3.03(a)
Proxy Statement	Section 6.01
Real Property Leases	Section 3.13(b)
Record ADS Holders	Section 6.02(a)
Representatives	Section 6.03(a)
Required Information	Section 6.14(c)(iii)
Requisite Company Vote	Section 3.04(a)
Rollover Agreement	Recitals
SEC	Section 2.06
Securities Act	Section 3.07(a)
Share	Section 2.01(a)
Share Certificates	Section 2.04(b)
Shareholders’ Meeting	Section 6.02(a)
Shares	Section 2.01(a)
Special Committee	Recitals
Superior Proposal	Section 6.04(f)
Surviving Company	Section 1.01
Takeover Statute	Section 3.20
Termination Date	Section 8.02(a)
Trade Secrets	Section 3.14(d)
Transactions	Recitals
Uncertificated Shares	Section 2.04(b)
Voting Agreement	Recitals

Section 9.04 Severability.

The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

Section 9.05 Interpretation.

When a reference is made in this Agreement to a Section, Article, Annex or Exhibit, such reference shall be to a Section, Article, Annex or Exhibit of this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement or in any Annex or Exhibit are for convenience of reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. All words used in this Agreement will be construed to be of such gender or number as the circumstances require. Any capitalized terms used in any Exhibit but not otherwise defined therein shall have the meaning set forth in this Agreement. All Annexes and Exhibits annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth herein. The word “including” and words of similar import when used in this Agreement will mean “including, without limitation,” unless otherwise specified.

Section 9.06 Entire Agreement; Assignment.

This Agreement (including the Company Disclosure Schedule and any exhibits or annexes thereto), the Confidentiality Agreements, the Rollover Agreement, the Voting Agreement, the Limited Guarantees and other documents and instruments and other agreements among the parties hereto as contemplated by or referred to herein and therein constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof; provided that the Confidentiality Agreements shall not be superseded, shall survive any termination of this Agreement and shall continue in full force and effect until the earlier to occur of (a) the Effective Time and (b) the date on which the Confidentiality Agreements expire in accordance with their respective terms or are validly terminated by the parties thereto. This Agreement shall not be assigned (whether pursuant to a merger, by operation of law or otherwise), except that Parent and Merger Sub may (a) assign all or any of their rights and obligations hereunder to any Affiliate of Parent or (b) assign all or any of their rights (but not their obligations) under this Agreement to any Financing source or Alternative Financing source (if applicable), provided that no such assignment shall relieve the assigning party of its obligations hereunder if such assignee does not perform such obligations.

Section 9.07 Parties in Interest.

This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, other than Section 6.05, and Section 8.06(e) and Section 8.06(f) (which is intended to be for the benefit of the Persons covered thereby and may be enforced by such Persons); provided, however, that in no event shall any holders of Shares (including Shares represented by ADSs) or holders of Company Share Awards, in each case in their capacity as such, have any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement; provided, further, that any Financing sources shall be third party beneficiaries of Section 8.06(e), Section 9.06, Section 9.07, Section 9.09, Section 9.10 and Section 9.13 of this Agreement.

Section 9.08 Specific Performance.

(a) The parties hereto agree that irreparable damage would occur in the event that any provision of this Agreement were not performed in accordance with the terms hereof and that each party hereto shall be entitled to specific performance of the terms hereof (including the other parties’ obligation to consummate the Transactions, subject in each case to the terms and conditions of this Agreement), including an injunction or injunctions to prevent breaches of this Agreement, in addition to any other remedy at law or equity. Each party hereto hereby waives (i) any defenses in any action for specific performance, including the defense that a remedy at law would be adequate and (ii) any requirement under any Law to post a bond or other security as a prerequisite to obtaining equitable relief. If any party hereto brings any Action to enforce specifically the performance of the terms and provisions hereof by any other party, the Termination Date shall automatically be extended by (x) the amount of time during which such Action is pending, plus twenty (20) Business Days or (y) if longer, such time period established by the court presiding over such Action.

(b) Notwithstanding anything herein to the contrary, the Company shall have the right to obtain an injunction, specific performance or other equitable remedies to enforce Parent’s obligation to consummate the Merger and the other Transactions only in the event that (A) all of the conditions set forth in Section 7.01 and Section 7.02 (other than those conditions that by their nature are to be satisfied by actions taken at the Closing) have been satisfied or waived, (B) the Company has irrevocably confirmed by notice to Parent that all conditions set forth in Section 7.03 have been satisfied or that it is willing to waive any unsatisfied conditions in Section 7.03, and (C) the Financing (and any Alternative Financing, if applicable) has been funded or the Lender has irrevocably confirmed in writing that all conditions to funding under the Financing Document have been satisfied and the Financing will be funded in accordance with the terms of the Financing Document or the Alternative Financing will be funded in accordance with the terms applicable to the Alternative Financing at the Effective Time.

Section 9.09 Governing Law and Jurisdiction.

This Agreement shall be interpreted, construed and governed by and in accordance with the Laws of the State of New York without regard to the conflicts of law principles thereof. Notwithstanding the foregoing, any provision of this Agreement which are required to be governed by the CICL or the Laws of the Cayman Islands, including the Merger, the vesting of the undertaking, property and liabilities of Merger Sub in the Surviving Company, the cancellation of the Shares, the rights provided for in Section 238 of the CICL with respect to the Dissenting Shares and the fiduciary or other duties of the Company Board shall be construed and governed by the Laws of the Cayman Islands, and the Laws of the Cayman Islands shall supersede the Laws of the State of New York with respect to such provision.

All Actions arising out of or relating to this Agreement shall be heard and determined exclusively in any court in Hong Kong. Notwithstanding anything to the contrary herein, each party hereto hereby irrevocably agrees (i) that any dispute, claim or controversy of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, involving any Financing source or any of its Affiliates arising out of or relating to the transactions contemplated hereby, including the transactions contemplated hereby, the Financing and the transactions contemplated by the Financing Document, any related fee letter and engagement letter or the performance of services thereunder shall be subject to the exclusive jurisdiction of any state or federal court sitting in the City of New York and (ii) not to bring or permit any of its Affiliates to bring or support any other Person in bringing any such dispute, claim or controversy of any kind or description in any other court.

Section 9.10 Amendment.

This Agreement may be amended by the parties hereto by action taken by or on behalf of their respective boards of directors at any time prior to the Effective Time; provided, however, that, after the approval of this Agreement and the Transactions by the shareholders of the Company, no amendment may be made that would reduce the amount or change the type of consideration into which each Share shall be cancelled in exchange for upon consummation of the Merger; provided, further, that Sections 8.06(e), 9.06, 9.07, 9.09, 9.10, and 9.13 (and any provision of this Agreement to the extent a modification, waiver or termination of such provision would modify the substance of any of the foregoing provisions) will not be amended or modified in a manner that is adverse to any Financing source unless such Financing source, as applicable, executes such amendment or modification in writing. This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto.

Section 9.11 Waiver.

At any time prior to the Effective Time, any party hereto may (a) extend the time for the performance of any obligation or other act of any other party hereto, (b) waive any inaccuracy in the representations and warranties of any other party contained herein or in any document delivered pursuant hereto and (c) waive compliance with any agreement of any other party or any condition to its own obligations contained herein. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

Section 9.12 Counterparts.

This Agreement may be executed and delivered (including by pdf electronic transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

Section 9.13 Waiver of Jury Trial.

The parties to this Agreement each hereby waives, to the fullest extent permitted by law, any right to trial by jury of any claim, demand, action, or cause of action against any Financing source (i) arising under this Agreement or (ii) in any way connected with or related or incidental to the dealings of the parties hereto in respect of this Agreement or any of the transactions related hereto arising out of or relating to this Agreement or the Financing Document, in each case whether now existing or hereafter arising, and whether in contract, tort, equity, or otherwise. The parties to this Agreement each hereby agrees and consents that any such claim, demand, action, or cause of action against any Financing source shall be decided by court trial without a jury and that the parties to this Agreement may file an original counterpart of a copy of this Agreement with any court as written evidence of the consent of the parties hereto to the waiver of their right to trial by jury.

(Signature Pages Follow)

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

AIRMEDIA HOLDINGS LTD.

By	/s/ Herman Man Guo
Name:	Herman Man Guo
Title:	Director

AIRMEDIA MERGER COMPANY LIMITED

By	/s/ Herman Man Guo
Name:	Herman Man Guo
Title:	Director

AIRMEDIA GROUP INC.

By	/s/ Conor Chiahung Yang
Name:	Conor Chiahung Yang
Title:	Director

ANNEX A

PLAN OF MERGER

EXHIBIT A

The Companies Law (2013 Revision) of the Cayman Islands

Plan of Merger

This plan of merger (the “Plan of Merger”) is made on [            ] 2015.

BETWEEN:

(1)	AirMedia Group Inc., an exempted company incorporated under the laws of the Cayman Islands, having its registered office at the offices of Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands, (the “Company”); and

(2)	AirMedia Merger Company Limited, an exempted company incorporated under the laws of the Cayman Islands, having its registered office at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands (the “Merging Company”, and together with the Company, the “Companies”).

WHEREAS:

(A)	The respective boards of directors of the Company and the Merging Company have approved the merger of the Company and the Merging Company, with the Company continuing as the surviving company in the Merger (the “Merger”), upon the terms and subject to the conditions of the Agreement and Plan of Merger, dated as of September [29] 2015, by and among AirMedia Holdings Ltd., the Company and the Merging Company (the “Agreement”), a copy of which is annexed as Exhibit A to this Plan of Merger and pursuant to the provisions of Part XVI of the Companies Law (2013 Revision) of the Cayman Islands (the “Companies Law”).

(B)	This Plan of Merger is made in accordance with Section 233 of the Companies Law.

IT IS AGREED:

CONSTITUENT COMPANIES

1	The constituent companies (as defined in the Companies Law) to this Plan of Merger are the Company and the Merging Company.

NAME OF THE SURVIVING COMPANY

2	The surviving company (as defined in the Companies Law) is the Surviving Company, which shall be named AirMedia Group Inc..

REGISTERED OFFICE OF THE SURVIVING COMPANY

3	The registered office of the Surviving Company is at AirMedia Group Inc., 17/F, Sky Plaza, No. 46 Dongzhimenwai Street, Dongcheng District, Beijing 100027, The People’s Republic of China.

AUTHORISED SHARE CAPITAL

4	Immediately prior to the Effective Date (as defined below), the authorized share capital of the Company was US$1,000,000 divided into 900,000,000 ordinary shares of nominal or par value US$0.001 each (the “Ordinary Shares”) and 100,000,000 preferred shares of nominal or par value US$0.001 each.

5	Immediately prior to the Effective Date, the authorized share capital of the Merging Company was US$50,000 divided into 50,000 ordinary shares of a nominal or par value US$1.00 each.

6	The authorized share capital of the Surviving Company shall be US$50,000 divided into 50,000 ordinary shares of a nominal or par value US$1.00 each.

EFFECTIVE DATE

7	The effective date of the Merger, being the date on which it is intended that the Merger is to take effect, shall be the date on which this Plan of Merger is registered by the Registrar of Companies of the Cayman Islands (the “Effective Date”).

TERMS AND CONDITIONS; SHARE RIGHTS

8	On the Effective Date, each ordinary share of a nominal or par value US$1.00 each in the capital of the Merging Company issued and outstanding immediately prior to the Effective Date shall be converted into one validly issued and fully paid share of a nominal or par value US$1.00 each in the capital of the Surviving Company in accordance with the Agreement.

9	On the Effective Date, each Ordinary Share issued and outstanding immediately prior to the Effective Date, other than any Excluded Shares (as defined in the Agreement), shall be cancelled and cease to exist in exchange for the right to receive three U.S. dollars (US$3.00) in cash per Ordinary Share without interest in accordance with the Agreement.

10	On the Effective Date, each Excluded Share issued and outstanding immediately prior to the Effective Date shall be cancelled and cease to exist without any conversion and without payment of any consideration or distribution whatsoever in accordance with the Agreement.

11	From the Effective Date, the rights and restrictions attaching to the shares of the Surviving Company are set out in the M&A (as defined below).

12	On the Effective Date, the Ordinary Shares issued and outstanding immediately prior the Effective Time held by persons who have validly exercised, and not effectively withdrawn or lost, their rights to dissent from the Merger pursuant to Section 238 of the Companies Law, shall be cancelled and cease to exist in exchange for a payment of their fair value determined in accordance with Section 238 of the Companies Law, and the holders of such Shares shall be entitled to receive only the payment of the fair value of such Shares resulting from the procedure in Section 238 of the Companies Law.

MEMORANDUM AND ARTICLES OF ASSOCIATION

13	On the Effective Date, the memorandum and articles of association of the Surviving Company shall be amended and restated in the form of the memorandum and articles of association annexed hereto as Exhibit B (the “M&A”).

DIRECTORS’ INTERESTS IN THE MERGER

14	No director of either of the Companies will be paid any amounts or receive any benefits consequent upon the Merger.

15	The names and addresses of each director of the Surviving Company from the Effective Date are:

NAME	ADDRESS
Herman Man Guo	AirMedia Group Inc., 17/F, Sky Plaza, No. 46 Dongzhimenwai Street, Dongcheng District, Beijing 100027, The People’s Republic of China

SECURED CREDITORS

16	The Surviving Company has granted no fixed or floating security interests that are outstanding as at the date of this Plan of Merger.

17	The Merging Company has granted no fixed or floating security interests that are outstanding as at the date of this Plan of Merger.

PROPERTY

18	On the Effective Date, the rights, property of every description including choses in action, and the business, undertaking, goodwill, benefits, immunities and privileges of each of the Companies shall immediately vest in the Surviving Company, which shall be liable for and subject, in the same manner as the Companies, to all mortgages, charges, security interests and all contracts, obligations, claims, debts and liabilities of each of the Companies.

TERMINATION

19	At any time prior to the Effective Date, this Plan of Merger may be terminated in accordance with the terms and conditions of the Agreement.

COUNTERPARTS

20	This Plan of Merger may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

APPROVAL AND AUTHORIZATION

21	This Plan of Merger has been approved by the boards of directors of each of Merging Company and the Company pursuant to section 233(3) of the Companies Law.

22	This Plan of Merger has been authorized by the shareholders of each of Merging Company and the Company pursuant to section 233(6) of the Companies Law.

GOVERNING LAW

23	This Plan of Merger shall be governed by and construed in accordance with the laws of the Cayman Islands.

IN WITNESS whereof this Plan of Merger has been entered into by the parties on the day and year first above written.

SIGNED for and on behalf of	)
AirMedia Group Inc.:	)

	)	Director
)
	)	Name:
)
)
)
SIGNED for and on behalf of	)
AirMedia Merger Company Limited:	)

	)	Director
)
	)	Name:
)
)

Exhibit A

Agreement and Plan of Merger

Exhibit B

M&AA

ANNEX B

ROLLOVER SHARES

Shareholder	Shares Held of Record	Shares Represented by ADSs
Wealthy Environment Limited	16,105,980	1,400,000
Dan Shao	None	584,214
Global Earning Pacific Limited	20,000,000	None
Mambo Fiesta Limited	1,000,000	None

B-1